SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NUVOX, INC.
(Name of Subject Company (Issuer))

NUVOX, INC.
(Names of Filing Persons (Issuer))

Options to purchase NuVox common stock, par value $.01 per share
(Title of Class of Securities)

n/a

(underlying NuVox common stock, par value $.01 per share)
(CUSIP Number of Class of Securities)

John P. Denneen, Esq.
Executive Vice President, Corporate Development
and Legal Affairs, and Secretary
NuVox, Inc.
16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017
(636) 537-5700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Sq. Ste. 3600
St. Louis, 63102
(314) 259-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$2,647.37	$0.53

* Estimated solely for the purpose of calculating the amount of the filing fee. The filing fee assumes that options to purchase 264,737 shares of NuVox common stock having an aggregate value of $2,647.37 as of December 31, 2002, will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the par value of the underlying NuVox common stock. There is no current market for any of the shares.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party:
Form or Registration No.:   Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐ third-party tender offer subject to Rule 14d-1.
    ☒ issuer tender offer subject to Rule 13e-4.
    ☒ going-private transaction subject to Rule 13e-3.
    ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Tender Offer Statement (this "Amendment No. 1") amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed by NuVox, Inc., a Delaware corporation ("NuVox"), on January 14, 2003. The Schedule TO relates to the offer by NuVox to all holders of outstanding employee stock options to purchase shares of NuVox's common stock to exchange such options for stock appreciation rights granted under our 2002 Stock Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 14, 2003 (the "Offer to Exchange"), as amended herein, and in the related Letter of Transmittal and Stock Appreciation Rights Agreement (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). A copy of the Offer to Exchange, as amended February 7, 2003, is attached hereto as Exhibit (a)(1)(A). Copies of the related Letter of Transmittal and Stock Appreciation Rights Agreement were previously filed as Exhibits (a)(1)(B) and (e)(1)(M), respectively.

The information set forth in the Offer to Exchange, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

Except as provided herein, this Amendment No. 1 does not alter the terms and conditions previously set forth in the Offer to Exchange, and should be read in conjunction with the Offer to Exchange.

Items 1 – 11 and Item 13.

Items 1-11 and Item 13 are amended as follows:

The Offer to Exchange, dated January 14, 2003 is hereby amended and supplemented as follows:

1. In the section titled "Summary," the cross-reference in the answer to the question "How does a SAR differ from a stock option?" is clarifed to read as follows:

   See "Special Factors – Fairness of the Offer – Terms of the SARs vs. Terms of the Options" on page 7.

2. In the section titled "Summary," the following question and answer are added immediately following the last paragraph of the answer to the question "Why are you making this offer?":

   What are the advantages and disadvantages of this offer?

   The advantages of this offer include:

   • providing Option holders with securities that are more likely to provide financial benefit than the Options;

   • creating more effective performance incentives for employees who are currently Option holders; and

   • allowing NuVox, which is a private company without any public investors, to save the time, effort and expense involved in continuing to file periodic reports with the SEC.

   See "Special Factors – Background of the Offer" on page 6, "Special Factors – Purpose of the Offer; Certain Effects of the Offer" beginning on page 9 and "The Offer – 8. Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration" on page 19.

   NuVox believes that the offer does not have any significant disadvantages to the holders of the Options, since it is unlikely that Option holders will receive any financial benefit from their currently outstanding Options. See "Special Factors – Fairness of the Offer" beginning on page 7.

3. In the section titled "Summary," the answer to the question "What does the Board of Directors think of this offer?" is amended and restated to read as follows:

   Our Board of Directors did not receive any opinions, appraisals or similar reports about the fairness of this offer. However, our Board considered

   • the terms and potential value of the Options compared to the terms and potential value of the SARs

- the potential benefit to NuVox of providing a more effective performance incentive to NuVox employees who are currently Option holders

- the current fair value of the common stock of NuVox, as evidenced by recent sales of Series A Convertible Preferred Stock to institutional investors

- the benefit to NuVox, which is a private company without any public investors, in saving the time, effort and expense involved in continuing to file periodic reports with the SEC.

On this basis, our Board of Directors determined that this offer is fair to both affiliated and unaffiliated Option holders. Based on this determination and the expected effects of this offer on NuVox, our Board of Directors has unanimously approved this offer. However, each Option holder must make his or her own decision whether to tender Options in exchange for SARs. Neither NuVox nor any of our executive officers or Board of Directors makes any recommendation as to whether to tender or refrain from tendering Options in exchange for SARs. See "Special Factors – Fairness of the Offer" beginning on page 7 and "Special Factors – Purpose of the Offer; Certain Effects of the Offer" on page 9.

4. In the section titled "Summary," the following question and answer are added immediately following the last paragraph of the answer to the question "What does the Board of Directors think of this offer?":

Do the directors and officers of NuVox have any interest in this offer?

Seven of our fifteen directors and officers hold outstanding Options. Their Options represent approximately 41% of the total number of outstanding Options. See "Special Factors – Interests of Certain Persons in the Offer" on page 15.

5. In the section titled "Summary," the second sentence in the answer to the question "Are there any conditions to this offer?" is amended and restated to read as follows:

However, this offer is subject to a number of other conditions, which are described in Section 11 of this Offer to Exchange.

6. In the section titled "Forward-Looking Statements," the third sentence is amended and restated to read as follows:

These statements are forward-looking statements and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by these statements.

7. In the section titled "Forward-Looking Statements," the following sentence is added to the end of the paragraph:

The safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act does not apply to statements made solely in connection with this tender offer.

8. In the section "Special Factors – Background of this Offer," the third paragraph is amended and restated and the following paragraphs are added to read as follows:

As part of the recapitalization and refinancing of NuVox, the Board of Directors has adopted the NuVox, Inc. 2002 Stock Incentive Plan under which equity securities in an amount equal to ten percent of the outstanding equity securities of NuVox following consummation of the Series A offering have been reserved to provide appropriate equity incentives for employees. The SARs, which will be issued pursuant to this plan, have been priced at the current fair market value of our common stock, which our Board of Directors has determined is the $1.14 per share initial conversion price of the Series A Convertible Preferred Stock. Although the grant price of $1.14 per share is significantly below the $22.40 per share book value of the common stock at September 30, 2002, we do not believe $22.40 is a valid indicator of the current fair value of our common stock, because the common stock represents only 6.2% of our outstanding equity. On an as-converted basis, giving effect to the conversion of our Series A Convertible Preferred Stock, the book value would be reduced to $1.42 per share. NuVox considers a valuation analysis based on imputed going concern value or liquidation value to be less relevant than the $1.14 price paid in the Series A offering because such valuations have been greatly depressed by the continuing adverse capital market conditions for emerging telecommunications companies, the depressed equity valuations of comparable public companies, and the dramatic reductions in value being realized in forced sales and liquidations of telecommunications assets. The Board believes the $1.14 price per share paid by knowledgeable telecommunications investors is the best indicator of the current underlying value of our common stock.

After completion of the recapitalization and refinancing, the Board of Directors considered the advisability of reducing the number of our Option holders below 300, in order to enable NuVox, which is a private company without any public investors, to suspend its obligations to file periodic reports with the SEC. As described below under "–Fairness of the Offer," the Board did not believe that there was any reasonable likelihood that the fair market value of our common stock will exceed the exercise prices of the Options at any time during the remaining terms of the Options. Accordingly, it is unlikely that Option holders will receive any financial benefit from their Options, so that the Options do not provide an effective performance incentive for employees who are currently Option holders.

During October and November, 2002 management of NuVox requested advice from its counsel, Bryan Cave LLP, as to alternatives which would allow NuVox to reduce the number of its Option holders below 300, and to suspend or terminate its obligations to file periodic reports with the SEC; counsel advised management that an exchange of SARs for the outstanding options could achieve that objective. A proposal to this effect was presented to and discussed at regular meetings of the Board of Directors of NuVox held on October 15, 2002 and December 3, 2002, at each of which all of the directors participated, and was approved by unanimous vote of the directors, including all six of the directors who are independent and who are not employees of NuVox and do not hold any Options. Taking into account the advice of counsel, the Board of Directors determined that the issuance of SARs in exchange for outstanding options was advisable because (i) SARs would provide an effective incentive to employees, (ii) the receipt of SARs would not require any cash contribution by the Option holders, (iii) no immediate cash expenditure by NuVox would be required in order to effect the issuance of the SARs in exchange for options, and (iv) the transaction would not require registration under the Securities Act, and would permit NuVox to suspend its obligations to file periodic reports with the SEC. No other alternatives were identified which would accomplish these objectives, and the Board did not consider any proposal to exchange other securities or cash for such options or any proposal for any other strategic alternative to the exchange offer.

The Board of Directors determined that the initial grant price of the SARs offered hereunder would be $1.14. In fixing such initial grant, it was the intention of the Board to reflect the current fair value of the common stock, so that the holders of the SARs would have the opportunity to benefit from any future increases in such value. The grant price reflects the as-converted price per share of common stock paid by institutional investors in the recent offering of the Series A Preferred Stock of NuVox. The Board determined that the best indicator of such fair value was the price paid by such institutional investors.

9. In the section "Special Factors – Fairness of the Offer," the first paragraph is amended and restated to read as follows:

Our Board of Directors believes that this offer is fair to both affiliated and unaffiliated Option holders and has unanimously approved this offer. In making its determination about the fairness of this offer, the Board of Directors considered a number of factors, including the following:

10. In the section "Special Factors – Fairness of the Offer," the bullet point titled "Exercise Price vs. Value of Underlying Common Stock" is amended and restated to read as follows:

- *Exercise Price vs. Value of Underlying Common Stock.* The Board of Directors analyzed the exercise prices of the Options and determined that the exercise prices, which range

4

from $59.00 to $1,356.00 per share of underlying common stock, are significantly greater than the current fair value and net book value per share of the common stock underlying the Options, which is $1.14 per share and $22.40 per share, respectively. In light of recent market conditions and the extent of the difference between the Option exercise prices and the current fair value of the underlying common stock, the Board of Directors does not believe that there is any reasonable likelihood that the value of our common stock will exceed the exercise prices of the Options at any time during the remaining terms of the Options.

11. In the section "Special Factors – Fairness of the Offer," the bullet point titled "Financially Fair" is amended and restated to read as follows:

- *Financially Fair*. The Board of Directors believes this offer is fair from a financial point of view to both affiliated and unaffiliated Option holders because (i) it is unlikely that Option holders will receive any financial benefit from their Options, (ii) the SARs have been priced at $1.14 per share and, accordingly, there is more likelihood that holders of SARs may receive financial benefit in the future from their SARs than they would be likely to receive from their Options, and (iii) the receipt of benefit under the SARs will not cause holders of the SARs to incur additional costs. Option holders who elect not to tender their Options in exchange for SARs will retain their Options subject to their existing terms and expiration provisions.

12. In the section "Special Factors – Fairness of the Offer," the first paragraph following the bullet point titled "Financially Fair" is amended and restated to read as follows:

The Board of Directors also believes that because this offer is structured as an exchange offer in compliance with applicable securities laws, this offer is procedurally fair to both affiliated and unaffiliated Option holders in light of the following factors:

13. In the section "Special Factors – Fairness of the Offer," the following paragraph is added immediately following the second paragraph after the bullet point titled "Financially Fair":

The Board does not believe that there are any significant factors that weigh against the fairness of the offer. Employees regularly receive, and will continue to receive, information about the business and financial condition of NuVox even if its obligations to file periodic reports with the SEC is terminated.

14. In the section "Special Factors – Fairness of the Offer," the former third paragraph (now the fourth paragraph) after the bullet point titled "Financially Fair" is amended and restated and a paragraph is added to read as follows:

This offer was unanimously approved by our Board of Directors and the Plan was approved by written consent of the holders of NuVox's outstanding securities representing more than ninety five percent of the combined voting power of such securities. As a result, all of the members of the Board of Directors who are not employees of NuVox approved this offer. NuVox has not retained an unaffiliated representative to act solely on behalf of the Option holders for the purposes of negotiating the terms of this offer because the Board of Directors concluded that there was sufficient representation in the decision-making at the Board level to protect the interests of unaffiliated Option holders. This decision was based on the fact that six of the nine Board members are not controlled by, or under common control with, NuVox, and these Board members are not employees of NuVox and did not hold any options. There are no appraisal rights available to Option holders in connection with this offer. Neither NuVox nor any affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to this offer.

NuVox has not made any provision to grant Option holders access to our corporate files or the ability to obtain counsel or appraisal services at our expense. With respect to unaffiliated Option holders' access to NuVox's corporate files, the Board of Directors determined that this Offer to Exchange, together with NuVox's other filings with the SEC, provide adequate information for unaffiliated Option holders to make an informed decision with respect to this offer. The Board of Directors did not consider the additional steps referred to above to be necessary to ensure the fairness of the offer. NuVox believes that such steps would be costly and would not provide any meaningful additional benefits.

15. In the section "Special Factors – Purpose of the Offer; Certain Effects of the Offer," the following sentence is added to the end of the first paragraph:

> There are no United States federal income tax consequences to the exchange of Options for SARs pursuant to this offer.

16. In the section "Special Factors – Purpose of the Offer; Certain Effects of the Offer," the third and fourth sentences of the second paragraph are amended and restated to read as follows:

> NuVox estimates that the out-of-pocket costs of complying with such reporting obligations have been more than $50,000 per year, in addition to a significant amount of management time and effort, and that such expense, time and effort are not warranted since NuVox is a private company without any public investors. The Board of Directors also believes that there may be a competitive advantage for NuVox if it is no longer required to publicly disclose detailed information about its business, results, operations, plans, prospects and financial condition.

17. In the section "Special Factors – Interests of Certain Persons in the Offer," the table is amended and restated to read as follows:

Name	Number of securities underlying unexercised Options		Percent of Outstanding Options	Value of unexercised in-the-money Options	
	Exercisable	Unexercisable		Exercisable	Unexercisable
David L. Solomon	22,069	11,431	12.7%	—	—
G. Michael Cassity	17,253	8,542	9.7%	—	—
Charles S. Houser	20,470	2,111	8.5%	—	—
John P. Denneen	7,031	4,269	4.3%	—	—
Marguerite A. Forrest	3,209	2,291	2.1%	—	—
Paul A. Pitts.....................	4,265	2,308	2.5%	—	—
Josephine Young	1,771	1,979	1.4%	—	—
Directors and executive officers, as a group (7 persons)	76,068	32,931	41.2%	—	—

18. In the section "The Offer – 3. Procedure for Tendering Options," the following sentence is added immediately following the fifth sentence of the third paragraph titled "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects":

> If we exercise this right to waive a condition of this offer, we will apply the same waiver to all Option holders.

19. In the section "The Offer – 11. Conditions to the Offer," the first paragraph is amended and restated to read as follows:

> Notwithstanding any other provision of this offer, we will not be required to accept any Options submitted to us for cancellation and exchange, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any Options submitted to us for cancellation and exchange, in each case, subject to certain limitations, if at any time on or after January 14, 2003 and prior to the expiration of this offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, we have

determined prior to the expiration of this offer that the occurrence of such event or events makes it inadvisable for us to proceed with this offer or to accept and cancel Options submitted to us for exchange:

20. In the section "The Offer – 11. Conditions to the Offer," paragraph (i) is amended and restated to read as follows:

(i)   any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, is threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges this offer, the acquisition of some or all of the Options submitted to us for exchange pursuant to this offer, the issuance of the SARs, or otherwise relates in any manner to this offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries;

21. In the section "The Offer – 11. Conditions to the Offer," the third bullet point in paragraph (ii) is deleted and the former fourth bullet point (now the third bullet point) in paragraph (ii) is amended and restated to read as follows:

- in our reasonable judgment, materially and adversely affect the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries;

22. In the section "The Offer – 11. Conditions to the Offer," paragraph (v) is amended and restated to read as follows:

(v)   any change or changes occur in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of NuVox or any of our subsidiaries that, in our reasonable judgment, may adversely affect NuVox or any of our subsidiaries or that, in our reasonable judgment, make it inadvisable to proceed with this offer.

23. In the section "The Offer – 12. Certain Legal Matters; Regulatory Approvals," the last sentence of the first paragraph is amended and restated to read as follows:

Our obligation under this offer to accept Options tendered for exchange is subject to certain conditions, which are described in Section 11 of this Offer to Exchange.

Item 12. Materials to be Filed as Exhibits.

(a)(1)(A)   Offer to Exchange as amended February 7, 2003, filed herewith.

(a)(1)(B)   Letter of Transmittal.*

(a)(1)(C)   Notice of Withdrawal.*

(a)(1)(D)   Form of Letter from NuVox to the option holders dated January 14, 2003.*

(a)(1)(E)   Form of Letter from NuVox to the option holders dated February 7, 2003, filed herewith.

(a)(1)(F)   Script of presentation for informational conference calls with option holders held on February 3 and 4, 2003, filed herewith.

(b)   None.

(c)   None.

(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc.*
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants.*
(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders.*
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended.*
(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan.*
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan.*
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan.*
(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan.*
(e)(1)(A)	NuVox, Inc. Series D Loan Program.*
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49.*
(f)	None.
(g)	None.
(h)	None.

* Previously filed.

SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVOX, INC.

By: /s/ John P. Denneen
        John P. Denneen
        Executive Vice President and Secretary

Dated: February 7, 2003

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange as amended February 7, 2003, filed herewith.
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Withdrawal.*
(a)(1)(D)	Form of Letter from NuVox to the option holders dated January 14, 2003.*
(a)(1)(E)	Form of Letter from NuVox to the option holders dated February 7, 2003, filed herewith.
(a)(1)(F)	Script of presentation for informational conference calls with option holders held on February 3 and 4, 2003, filed herewith.
(b)	None.
(c)	None.
(d)(1)(A)	Securities Purchase Agreement dated as of July 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(B)	Amendment to Securities Purchase Agreement dated as of July 13, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(C)	Second Amendment to Securities Purchase Agreement dated as of August 9, 2002, by and among the registrant and purchasers of Series A Preferred Stock.*
(d)(1)(D)	Agreement and Plan of Merger, dated as of July 9, 2002, by and between the registrant and NuVox Communications of Texas, Inc.*
(d)(1)(E)	Securities Purchase Agreement dated as of September 20, 2001, by and among the registrant and purchasers of Series D Preferred Stock and related warrants.*
(d)(1)(F)	Composite Conformed Copy of Amended and Restated Stockholders' Agreement dated as of March 31, 2000, as amended as of September 20, 2001, July 9, 2002, and December 31, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(G)	Composite Conformed Copy of Amended and Restated Registration Rights Agreement dated as of March 31, 2000, as amended as of September 20, 2001 and July 9, 2002, among the registrant and the stockholders of the registrant.*
(d)(1)(H)	Composite Conformed Copy of Shareholders Agreement dated August 14, 1998, as amended as of November 18, 1998, December 13, 1999, and September 20, 2001, by and among the registrant and its employee stockholders.*
(d)(1)(I)	NuVox, Inc. 1998 Stock Incentive Plan, as amended.*
(d)(1)(J)	NuVox/TriVergent Corporation Employee Incentive Plan.*
(d)(1)(K)	NuVox, Inc. 2001 Stock Incentive Plan.*
(d)(1)(L)	NuVox, Inc. 2002 Stock Incentive Plan.*

(d)(1)(M)	Form of Stock Appreciations Rights Agreement in connection with stock appreciation rights granted under our 2002 Stock Incentive Plan.*
(e)(1)(A)	NuVox, Inc. Series D Loan Program.*
(e)(1)(B)	Promissory Note executed by G. Michael Cassity in favor of the registrant in principal amount of $851,684.49.*
(f)	None.
(g)	None.
(h)	None.

*Previously filed.



**OFFER TO EXCHANGE STOCK APPRECIATION RIGHTS FOR ALL
OUTSTANDING EMPLOYEE STOCK OPTIONS
TO PURCHASE NUVOX, INC. COMMON STOCK**

**THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON
FEBRUARY 13, 2003 AT 5:00 P.M., CENTRAL STANDARD TIME,
UNLESS THE OFFER IS EXTENDED**

NuVox, Inc., a Delaware corporation, is offering the holders of its outstanding employee stock options the opportunity to exchange all of their outstanding options for an equal number of stock appreciation rights awarded under our 2002 Stock Incentive Plan. We are making this offer on the terms and conditions described herein and in the accompanying Letter of Transmittal and Stock Appreciation Rights Agreement.

The number of stock appreciation rights or "SARs" to be granted to each option holder will be equal to the number of shares subject to the options exchanged by such holder (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002). Holders of eligible vested SARs will be entitled, upon the occurrence of specified liquidity events, to receive payment in cash or securities in an amount determined by multiplying the number of shares with respect to which their SARs are granted by the increase, if any, in the fair market value of our common stock at the time of such liquidity event over the initial grant price of the SARs, which is $1.14 per share.

Subject to the terms and conditions of this offer, we intend to grant the SARs at the time of cancellation of the options accepted for exchange. If you elect to participate in this exchange, you must tender all of the options you hold; you may not tender only a portion of your options. All tendered options accepted by NuVox will be cancelled as promptly as practicable after 5:00 p.m., Central Standard Time, on the date this offer ends. This offer is currently scheduled to expire on February 13, 2003.

For a discussion of some of the significant matters that you should consider before tendering your options, see "Special Factors" beginning on page 6.

This offer is being made to all holders of outstanding options which have been issued to employees of NuVox, including former employees who hold outstanding options, as required by applicable regulations of the Securities and Exchange Commission. However, the SARs, by their terms, will not provide any benefits to those who are not NuVox employees on the date of grant and who do not remain NuVox employees until the 60th day after the date of grant. SARs shall fully vest on the 60th day after the date of grant.

This offer is not conditioned on any minimum number of options being tendered. This offer is subject to conditions, which we describe under "The Offer – 11. Conditions to the Offer" beginning on page 22.

Our Board of Directors has unanimously approved this offer. However, option holders must make their own decisions whether to tender options in exchange for SARs. Neither NuVox nor any of our executive officers or Board of Directors makes any recommendation as to whether to tender or refrain from tendering options in exchange for SARs.

This offer and the related Letter of Transmittal and Stock Appreciation Rights Agreement contain important information which you should read carefully in its entirety before you make any decision with respect to this offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has any such commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

_____

As Amended February 7, 2003

IMPORTANT

If you wish to exchange your options for SARs, you must complete and sign the accompanying Letter of Transmittal in accordance with its instructions and you must sign the signature page to the accompanying Stock Appreciation Rights Agreement, and deliver both documents and any other required documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. Delivery will be at your expense. Please allow sufficient time to ensure that we receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003, unless this offer is extended.

If you do not properly submit the Letter of Transmittal, signature page to the Stock Appreciation Rights Agreement and related documents by February 13, 2003, unless this offer is extended, we will treat your failure to submit such documents as an election not to participate in this offer.

No authority has passed upon the accuracy or adequacy of this Offer to Exchange. The delivery of this Offer to Exchange shall not, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date on the cover of this Offer to Exchange or that there has been no change in the information contained in this Offer to Exchange or in the affairs of NuVox since the date hereof.

You should read this Offer to Exchange, the Letter of Transmittal and Stock Appreciation Rights Agreement carefully before making a decision to tender your options.

We are not aware of any jurisdiction where the making of this offer violates applicable law. If we become aware of any jurisdiction where the making of this offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the applicable offer will not be made to the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to tender your options pursuant to this offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with this offer other than the information and representations contained in this document, the Letter of Transmittal and the Stock Appreciation Rights Agreement. If anyone makes any recommendation or representation to you or gives you any other information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Table of Contents

SUMMARY

This summary answers some of the questions that you may have about the material terms of this offer. However, it is only a summary, and you should carefully read the remainder of this Offer to Exchange, the Letter of Transmittal and the Stock Appreciation Rights Agreement because the information in this summary is not complete and because there is additional important information in the remainder of this Offer to Exchange, the Letter of Transmittal and the Stock Appreciation Rights Agreement.

What securities are you offering to exchange?

We are offering to exchange stock appreciation rights or "SARs" granted under our 2002 Stock Incentive Plan for all outstanding options to purchase shares of our common stock which have been issued to NuVox employees (the "Options"). Your SARs, once vested, will entitle you, upon the occurrence of specified liquidity events, to receive payment in cash, shares of our common stock and/or other securities, or a combination of cash and shares of our common stock and/or other securities, in an amount determined by multiplying the number of shares with respect to which your SARs are granted by the increase, if any, in the fair market value of our common stock at the time of such liquidity event over the initial grant price of the SARs, which is $1.14 per share.

Any of the following events will constitute a "liquidity event":

- A change in control of NuVox,
- An initial underwritten public offering of NuVox common stock, or
- A dissolution of NuVox.

See "The Plan and the SARs" beginning on page 15 and "The Offer – 1. Terms of the Offer; Expiration Date" on page 17.

How does a SAR differ from a stock option?

Holders of our currently vested outstanding stock options have the right to purchase shares of NuVox common stock at exercise prices ranging from $59.00 per share to $1,356.00 per share. The initial grant price of the SARs is $1.14 per share. Holders of vested SARs will receive the payment provided for under the terms of the SARs upon the occurrence of the specified liquidity event for any appreciation above $1.14 per share without having to make any investment or pay any exercise price. See "Special Factors – Fairness of the Offer – Terms of the SARs vs. Terms of the Options" on page 7.

Why are you making this offer?

Although NuVox is a private company and there is no public market for any of its securities, NuVox has been an SEC reporting company since consummation of its merger with TriVergent as a result of the undertakings contained in the registration statement covering the securities issued in connection with the merger. NuVox's compliance with SEC reporting obligations involves considerable time, effort and expense. We intend by this offer to reduce the number of our Option holders below 300, which we believe will enable us to be relieved of this obligation prospectively. Our Board of Directors believes that the savings of time, effort and expense that will result from a suspension of NuVox's SEC reporting obligations make it desirable to reduce the number of our Option holders below 300.

In addition, all of the outstanding Options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current fair market value of NuVox's common stock. Our Board of Directors has determined that implementing this offer will provide Option holders the opportunity to exchange their deeply out-of-the-money Options for SARs that will have a greater potential value. We believe this should create more effective performance incentives for the employees who are currently Option holders and further identify their interests with those of our stockholders and thereby promote the long-term financial interests of NuVox, including growth in equity values and stockholder returns.

See "Special Factors – Background of the Offer" on page 6, "Special Factors – Purpose of the Offer; Certain Effects of the Offer" beginning on page 9 and "The Offer – 8. Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration" on page 19.

What are the advantages and disadvantages of this offer?

The advantages of this offer include:

- providing Option holders with securities that are more likely to provide financial benefit than the Options;
- creating more effective performance incentives for employees who are currently Option holders; and

- allowing NuVox, which is a private company without any public investors, to save the time, effort and expense involved in continuing to file periodic reports with the SEC.

See "Special Factors – Background of the Offer" on page 6, "Special Factors – Purpose of the Offer; Certain Effects of the Offer" beginning on page 9 and "The Offer – 8. Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration" on page 19.

NuVox believes that the offer does not have any significant disadvantages to the holders of the Options, since it is unlikely that Option holders will receive any financial benefit from their currently outstanding Options. See "Special Factors – Fairness of the Offer" beginning on page 7.

Who is eligible to participate?

All Option holders may participate in this offer. Applicable regulations of the SEC require that this offer be made to all Option holders, even those who are no longer employees of NuVox. However, the SARs, by their terms, will not provide any benefits to those who are not NuVox employees on the date of grant and who do not remain such employees until the SARs vest. See "The Plan and the SARs" beginning on page 15 and "The Offer – 1. Terms of the Offer; Expiration Date" on page 17.

What are you offering in exchange for my Options?

Subject to the terms of this offer, we will grant you stock appreciation rights or SARs equal to the number of shares subject to the Options you tender (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002).

The SARs will be granted under our 2002 Stock Incentive Plan and will be subject to a Stock Appreciation Rights Agreement between you and us. You must execute your Stock Appreciation Rights Agreement at the time you elect to exchange your Options. Your SARs will become effective upon acceptance of your Options for exchange and cancellation pursuant to this offer. See "The Offer – 5. Acceptance of Options for Exchange and Issuance of Stock Appreciation Rights" on page 19 and "The Offer – 10. Terms of the Stock Appreciation Rights" on page 22.

If I decide not to tender my Options, how will this offer affect my Options?

If you do not tender your Options, you will retain your Options and will not receive any SARs in exchange therefor. Your Options will remain unchanged, with their existing exercise prices and terms. See "The Offer – 8. Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration" on page 19.

What do I need to do to participate in this offer and tender my Options?

If you wish to accept this offer, you must elect to exchange all outstanding Options you hold. To accept this offer, you must submit your election to exchange your Options for SARs as described below. This election will become irrevocable at 5:00 p.m., Central Standard Time, on February 13, 2003, unless this offer is extended. When we accept your outstanding Options, they will be deemed cancelled in exchange for SARs.

To indicate your election to exchange your Options, you must complete and sign the Letter of Transmittal in accordance with its instructions, sign the signature page to your Stock Appreciation Rights Agreement and deliver both documents and any other required documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com, by 5:00 p.m., Central Standard Time, on the expiration date, which is currently scheduled to be February 13, 2003, unless this offer is extended. Delivery will be at your expense. Please allow sufficient time to ensure that we receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003. By submitting the Letter of Transmittal and the signature page to your Stock Appreciation Rights Agreement, you are agreeing, subject to the terms and conditions of this offer, to tender all of the Options you hold in exchange for your SARs.

Following acceptance for exchange and cancellation of your Options, NuVox will send you a fully executed copy of your Stock Appreciation Rights Agreement. See "The Offer – 3. Procedure for Tendering Options" on page 18.

Can this offer be extended and under what circumstances? How will I be notified if this offer is extended?

This offer may be extended at the option of NuVox, although we do not have any current expectation of making such extension. If we extend the time of this offer, we will make an announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date.

We reserve the right to reject any Letters of Transmittal, signature page to any Stock Appreciation Rights Agreement and related documents submitted under this offer that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept for exchange those Options for which you have made a proper and timely election that is not withdrawn. See "The Offer – 2. Extension of the Offer; Termination; Amendment" beginning on page 17.

How do I withdraw previously tendered Options? Until what time can I withdraw previously tendered Options?

To withdraw Options which you previously elected to exchange, you must deliver to our Shareholder Relations Department a completed Notice of Withdrawal in the form accompanying this Offer to Exchange with the required information prior to 5:00 p.m., Central Standard Time, on February 13, 2003, or later expiration date to which this offer may be extended. Notices of Withdrawal must be delivered to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. Delivery will be at your expense. Please be sure to allow sufficient time to ensure receipt by us before the deadline.

If you decide to re-elect to exchange Options that you have previously withdrawn, you must resubmit a Letter of Transmittal and a signed signature page to your Stock Appreciation Rights Agreement for receipt by our Shareholder Relations Department prior to 5:00 p.m., Central Standard Time, on February 13, 2003 or later date to which the expiration of this offer may be extended, in accordance with the election procedure described above. See "The Offer – 4. Withdrawal Rights" beginning on page 18.

What does the Board of Directors think of this offer?

Our Board of Directors did not receive any opinions, appraisals or similar reports about the fairness of this offer. However, our Board considered

- the terms and potential value of the Options compared to the terms and potential value of the SARs
- the potential benefit to NuVox of providing a more effective performance incentive to NuVox employees who are currently Option holders
- the current fair value of the common stock of NuVox, as evidenced by recent sales of Series A Convertible Preferred Stock to institutional investors
- the benefit to NuVox, which is a private company without any public investors, in saving the time, effort and expense involved in continuing to file periodic reports with the SEC.

On this basis, our Board of Directors determined that this offer is fair to both affiliated and unaffiliated Option holders. Based on this determination and the expected effects of this offer on NuVox, our Board of Directors has unanimously approved this offer. However, each Option holder must make his or her own decision whether to tender Options in exchange for SARs. Neither NuVox nor any of our executive officers or Board of Directors makes any recommendation as to whether to tender or refrain from tendering Options in exchange for SARs. See "Special Factors – Fairness of the Offer" beginning on page 7 and "Special Factors – Purpose of the Offer; Certain Effects of the Offer" on page 9.

Do the directors and officers of NuVox have any interest in this offer?

Seven of our fifteen directors and officers hold outstanding Options. Their Options represent approximately 41% of the total number of outstanding Options. See "Special Factors – Interests of Certain Persons in the Offer" on page 15.

Do the directors and officers of NuVox who own Options intend to tender their Options?

Each of our directors and executive officers who are Option holders are eligible to participate in this offer, and each has indicated an interest to tender his or her Options pursuant to this offer. See "Special Factors – Transactions and Arrangements Concerning Options" on page 13.

Are there any conditions to this offer?

The implementation of this offer is not conditioned upon a minimum number of Options being exchanged. However, this offer is subject to a number of other conditions, which are described in Section 11 of this Offer to Exchange. See "The Offer – 11. Conditions to the Offer" beginning on page 22.

What are the tax consequences of this offer to me?

There should be no current United States federal income tax consequences to the exchange of Options for SARs pursuant to this offer. You will, however, recognize ordinary income on any payments made to you upon the occurrence of a liquidity event pursuant to the terms of your SARs. Any amounts you may receive may be subject to withholding for applicable taxes. See "The Offer – 6. Certain U.S. Federal Income Tax Consequences" on page 19.

Can I tender Options that I have already exercised?

No. This offer only covers outstanding and unexercised Options; it does not apply in any way to shares of NuVox common stock already purchased upon the exercise of Options. If you exercised an Option in its entirety, that Option is no longer outstanding and therefore cannot be included in this offer. However, if you have exercised an eligible Option in part, the remaining outstanding unexercised portion of the eligible Option can be included in this offer and may be tendered for exchange and cancellation. See "The Offer – 1. Terms of the Offer; Expiration Date" on page 17.

Can I exchange part of my Options?

No, you cannot exchange only a part of your Options. If you wish to participate in this offer, you must exchange all eligible Options you hold. See "The Offer – 1. Terms of the Offer; Expiration Date" on page 17.

When will the SARs be granted?

Your SARs will become effective upon acceptance of your Options for exchange and cancellation pursuant to this offer. See "The Offer – 5. Acceptance of Options for Exchange and Issuance of Stock Appreciation Rights" on page 19.

When will my SARs vest?

The SARs will fully vest on the 60th day after the date of grant. For a SAR to vest, the holder must be an employee of NuVox on the date of grant and must remain employed by NuVox until the 60th day after the date of grant. See "Special Factors – Fairness of the Offer – Vesting Schedules" on page 7, "The Plan and the SARs – the SARs" beginning on page 15 and "The Offer – 10. Terms of Stock Appreciation Rights" on page 22.

What rights will I have as a holder of SARs?

As a holder of eligible vested SARs, upon a "liquidity event," you will have the right to receive a payment from us, in cash, shares of our common stock or other securities, or a combination of cash and shares of our common stock and/or other securities, as determined at the time of such liquidity event by the Compensation Committee of our Board of Directors in its sole discretion. The amount of such payment shall be determined by multiplying the number of shares with respect to which your SARs are granted by the increase, if any, in the fair market value per share of NuVox common stock upon the occurrence of such "liquidity event" over the initial grant price of the SARs, which is $1.14 per share (subject to adjustment for any stock dividends, combinations, splits or recapitalizations). Holders of SARs who are not employees of NuVox on the date of grant and who do not remain employees of NuVox until the 60th day after the date of grant will not be entitled to any payment. In addition, if, prior to a "liquidity event," your employment with NuVox is involuntarily terminated for cause or you voluntarily terminate your employment with NuVox without good reason, you will forfeit any rights under your SARs. See "The Plan and the SARs" beginning on page 15 and "The Offer – 10. Terms of Stock Appreciation Rights" on page 22.

Who can I talk to if I have questions about this offer?

Questions regarding the terms of this offer should be directed by e-mail to ShareholderRelations@NuVox.com.

Requests for additional copies of this Offer to Exchange, the Letter of Transmittal, your Stock Appreciation Rights Agreement or any related documents and questions regarding the procedures for tendering Options in exchange for SARs pursuant to this offer should also be directed by e-mail to ShareholderRelations@NuVox.com.

INTRODUCTION

We are offering to all Option holders the right to exchange all of their outstanding Options for an equal number of SARs. If you wish to participate in this offer, you must elect to exchange all eligible Options you hold. We are making this offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related Letter of Transmittal and the Stock Appreciation Rights Agreement. Grants of SARs will be effective on the expiration date of this offer when we cancel the Options accepted for exchange.

As of December 31, 2002, Options to purchase 264,737 shares of our common stock are issued and outstanding. All of the Options were issued under either our 1998 Stock Incentive Plan, the NuVox/TriVergent Employee Incentive Plan or our 2001 Stock Incentive Plan. After taking into account the adjustments to the exercise prices which resulted from the 1-for-100 reverse split in our recent recapitalization, these Options have exercise prices ranging from $59.00 per share to $1,356.00 per share. Currently, there are no SARs outstanding.

This offer is not conditioned upon a minimum number of Options being tendered for exchange. If you elect to participate in this offer, you must elect to exchange all outstanding Options you hold. However, this offer is subject to certain conditions, which we describe in Section 11 of this Offer to Exchange on page 22.

Our Board of Directors has unanimously approved this offer. However, Option holders must make their own decisions whether to tender Options in exchange for SARs. Neither we nor our executive officers or Board of Directors makes any recommendation as to whether to tender or refrain from tendering Options in exchange for SARs.

This Offer to Exchange, the related Letter of Transmittal and the Stock Appreciation Rights Agreement contain important information and should be read carefully in their entirety before any decision is made with respect to this offer.

FORWARD-LOOKING STATEMENTS

References in this Offer to Exchange to "we," "us," "our," the "Company" and "NuVox" mean NuVox, Inc., a Delaware corporation, and our subsidiaries and predecessors, unless the context suggests otherwise. Some of the statements contained or incorporated by reference in this Offer to Exchange discuss our business plans or future prospects or state other forward-looking information. These statements are forward-looking statements and are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by these statements. These forward-looking statements are based on various factors and have been derived using numerous assumptions. In some cases, you can identify these "forward-looking statements" by words like "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "project," "intend" or "potential" or the negative of those words and other similar expressions. You should be aware that those statements only reflect our predictions, assumptions and estimates regarding future events and circumstances. Actual events or results may differ substantially as a result of risks and uncertainties facing us, including risks and uncertainties regarding the continued development of our business and the markets for our services and products, the negative impacts of the downturn in the economy, the significant regulatory uncertainties facing the competitive telecommunications industry and the continued availability and sufficiency of our capital. Important factors that could cause our actual results to be materially different from these forward-looking statements are disclosed in Item 1 of our Form 10-K Report for the year ended December 31, 2001 under the heading "Business—Risk Factors Relating to Our Business and Operations" and elsewhere in the information contained or incorporated by reference in this Offer to Exchange. These factors include our expectation of significant additional losses during 2003, our expectation that we will incur a substantial amount of indebtedness, our need for additional capital if our projections prove to be inaccurate or if needed for expansion, the substantial risks relating to acquisitions and other strategic transactions which are part of our business strategy, the competitive practices of the incumbent telephone companies in our markets and our dependence on the growth in demand for Internet access and high-speed data products and services. The safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act does not apply to statements made solely in connection with this tender offer.

SPECIAL FACTORS

Background of this Offer

On July 9, 2002, as part of an overall refinancing, NuVox effected a plan of recapitalization in which each then outstanding share of NuVox common stock was converted into the right to receive 1/100 of a share of common stock and the then outstanding shares of NuVox preferred stock were converted into shares of NuVox common stock at their then existing conversion ratios. Each outstanding Option to acquire preferred stock of NuVox was converted into an Option to acquire the shares of common stock into which such shares of preferred stock would have been convertible, adjusted to reflect the 1-for-100 conversion ratio of the common stock, and each outstanding Option and warrant to acquire common stock of NuVox was adjusted to reflect the 1-for-100 conversion ratio. Following the effectiveness of the plan of recapitalization, the then outstanding Options to purchase 16,479,000 shares of preferred stock at an exercise price of $0.59 per share were converted into Options to purchase 164,790 shares of common stock at an exercise price of $59.00 per share, and the then outstanding Options to purchase 13,892,435 shares of common stock at exercise prices ranging from $1.36 to $13.56 per share were converted into Options to purchase 138,924 shares of common stock at exercise prices ranging from $136.00 to $1,356.00 per share. NuVox thereafter issued and sold during July, August and November 2002 an aggregate of approximately 54 million shares of Series A Convertible Preferred Stock at a cash purchase price of $1.50 per share, for aggregate cash proceeds of approximately $81 million. Such shares of Series A Convertible Preferred Stock were initially convertible into shares of common stock at a conversion price of $1.1403 per share. Accordingly, the initial grant price of the SARs has been set at $1.14 per share.

Currently, all of our outstanding Options are deeply out-of-the-money, with prices ranging from $59.00 to $1,356.00 per share (as adjusted for the 1-for-100 conversion ratio under our Plan of Recapitalization), and expire on various dates ranging from November 16, 2008 to February 19, 2012. The post-money valuation of NuVox upon completion of the Series A offerings referred to above was approximately $103 million. At $59.00 per share, the valuation of NuVox would be approximately $4.6 billion. The Board of Directors does not believe that the currently outstanding Options have any reasonable likelihood of having any value during their remaining terms.

As part of the recapitalization and refinancing of NuVox, the Board of Directors has adopted the NuVox, Inc. 2002 Stock Incentive Plan under which equity securities in an amount equal to ten percent of the outstanding equity securities of NuVox following consummation of the Series A offering have been reserved to provide appropriate equity incentives for employees. The SARs, which will be issued pursuant to this plan, have been priced at the current fair market value of our common stock, which our Board of Directors has determined is the $1.14 per share initial conversion price of the Series A Convertible Preferred Stock. Although the grant price of $1.14 per share is significantly below the $22.40 per share book value of the common stock at September 30, 2002, we do not believe $22.40 is a valid indicator of the current fair value of our common stock, because the common stock represents only 6.2% of our outstanding equity. On an as-converted basis, giving effect to the conversion of our Series A Convertible Preferred Stock, the book value would be reduced to $1.42 per share. NuVox considers a valuation analysis based on imputed going concern value or liquidation value to be less relevant than the $1.14 price paid in the Series A offering because such valuations have been greatly depressed by the continuing adverse capital market conditions for emerging telecommunications companies, the depressed equity valuations of comparable public companies, and the dramatic reductions in value being realized in forced sales and liquidations of telecommunications assets. The Board believes the $1.14 price per share paid by knowledgeable telecommunications investors is the best indicator of the current underlying value of our common stock.

After completion of the recapitalization and refinancing, the Board of Directors considered the advisability of reducing the number of our Option holders below 300, in order to enable NuVox, which is a private company without any public investors, to suspend its obligations to file periodic reports with the SEC. As described below under "–Fairness of the Offer," the Board did not believe that there was any reasonable likelihood that the fair market value of our common stock will exceed the exercise prices of the Options at any time during the remaining terms of the Options. Accordingly, it is unlikely that Option holders will receive any financial benefit from their Options, so that the Options do not provide an effective performance incentive for employees who are currently Option holders.

During October and November, 2002 management of NuVox requested advice from its counsel, Bryan Cave LLP, as to alternatives which would allow NuVox to reduce the number of its Option holders below 300, and to suspend or terminate its obligations to file periodic reports with the SEC; counsel advised management that an exchange of SARs for the outstanding options could achieve that objective. A proposal to this effect was presented to and discussed at regular meetings of the Board of Directors of NuVox held on October 15, 2002 and December 3, 2002, at each of which all of the directors participated, and was approved by unanimous vote of the directors, including all six of the directors who are independent and who are not employees of NuVox and do not hold any Options. Taking into account the advice of counsel, the Board of Directors determined that the issuance of SARs in exchange for outstanding options was advisable because (i) SARs would provide an effective incentive to employees, (ii) the receipt of SARs would not require any cash contribution by the Option holders, (iii) no immediate cash expenditure by NuVox would be required in order to effect the issuance of the SARs in exchange for options, and (iv) the transaction would not require registration under the Securities Act, and would permit NuVox to suspend its obligations to file periodic reports with the SEC. No other alternatives were identified which would accomplish these objectives, and the Board did not consider any proposal to exchange other securities or cash for such options or any proposal for any other strategic alternative to the exchange offer.

The Board of Directors determined that the initial grant price of the SARs offered hereunder would be $1.14. In fixing such initial grant, it was the intention of the Board to reflect the current fair value of the common stock, so that the holders of the SARs would have the opportunity to benefit from any future increases in such value. The grant price reflects the as-converted price per share of common stock paid by institutional investors in the recent offering of the Series A Preferred Stock of NuVox. The Board determined that the best indicator of such fair value was the price paid by such institutional investors.

Fairness of the Offer

Our Board of Directors believes that this offer is fair to both affiliated and unaffiliated Option holders and has unanimously approved this offer. In making its determination about the fairness of this offer, the Board of Directors considered a number of factors, including the following:

- *Exercise Price vs. Value of Underlying Common Stock*. The Board of Directors analyzed the exercise prices of the Options and determined that the exercise prices, which range from $59.00 to $1,356.00 per share of underlying common stock, are significantly greater than the current fair value and net book value per share of the common stock underlying the Options, which is $1.14 per share and $22.40 per share, respectively. In light of recent market conditions and the extent of the difference between the Option exercise prices and the current fair value of the underlying common stock, the Board of Directors does not believe that there is any reasonable likelihood that the value of our common stock will exceed the exercise prices of the Options at any time during the remaining terms of the Options.

- *Terms of the SARs vs. Terms of the Options*. The terms of the SARs and of the Options are both designed to allow the recipients to benefit from an increase in the value of the common stock of NuVox above current fair market value.

  - General Benefit. Option holders have the right to purchase NuVox common stock at prices ranging from $59.00 per share to $1,356.00 per share, which prices were fixed at the time the Options were originally granted and adjusted to reflect the 1-for-100 reverse split of our common stock. Holders of vested SARs will be entitled to receive a payment in cash, shares of common stock and/or other securities, or a combination of cash and shares of common stock and/or other securities, upon the occurrence of a specified "liquidity event," which is described below in "The Plan and the SARs" on page 15. The payment with respect to SARs upon a "liquidity event" shall be an amount determined by multiplying the number of shares with respect to which the SARs were granted by the increase, if any, in the fair market value of NuVox common stock at the time of such "liquidity event" over the initial grant price of the SARs, which is $1.14 per share.

  - Assignment. Assignment is restricted under both the Options and the SARs.   The Options may be assigned in the event of death or mental incapacity, or to immediate family members of the holder, with approval of the Committee. The SARs can only be assigned in the event of death or mental incapacity.

  - Vesting Schedules. The vesting schedules of the various Options have been established pursuant to the plans under which they were originally granted. The Options vest either in equal one-third increments at the end of each of the first three years of continuous service following the dates of

7

grant or 12/36 upon the first anniversary of the grant and 1/36 per month of continuous service thereafter. NuVox's 2001 Stock Incentive Plan and NuVox's 1998 Stock Incentive Plan both provide for acceleration of vesting under certain circumstances, such as a change of control of NuVox or death. SARs issued in exchange for Options will fully vest on the 60th day after the date of grant. Holders of vested SARs will receive payment only upon the occurrence of a specified "liquidity event," as described below in "The Plan and the SARs" on page 15. Any holder who is terminated for cause or who voluntarily terminates his or her employment with NuVox without good reason prior to a "liquidity event" will forfeit all rights under his or her SARs.

- Benefits Following Termination of Employment. The right to exercise the various Options following termination of employment with NuVox is also established by the terms of the plans under which they were originally granted. Generally, if an Option holder resigns or is terminated for cause, the unexercised portion of his or her outstanding Options is forfeited. If the Option holder's employment is terminated on account of death, disability, or retirement, unexercised vested Options may be exercised for periods of one or three years following termination. If an Option holder is involuntarily terminated without cause or voluntarily terminates for good reason, unexercised vested Options may be exercised for three months following termination. Under the terms of the SARs, a holder's rights vest on the 60th day after the date of grant if the holder is a NuVox employee on the date of grant and remains a NuVox employee until the 60th day after the date of grant. Upon the occurrence of a specified "liquidity event," a holder of a vested SAR will receive the payment provided for in his or her SAR (described above in "General Benefit"), unless such holder's employment with NuVox has been involuntarily terminated for cause or such holder has voluntarily terminated his or her employment with NuVox prior to the "liquidity event" without good reason. A holder whose employment with NuVox has been terminated prior to a "liquidity event" on account of death, disability, retirement or involuntary termination without cause or voluntary termination by the holder of the SARs for good reason will be eligible to receive the payment provided for in his or her SAR upon the occurrence of a "liquidity event."

- Additional Expense. Option holders must pay the exercise price in order to receive the shares of common stock underlying the Options. Holders of SARs are not required to make any payment to receive payment under the SARs.

For more information about the terms of the SARs, see "The Plan and the SARs" beginning on page 15. The terms and conditions of your Options are set forth in the applicable plan under which your Options were granted and the option agreement you entered into in connection with the grant. The terms and conditions of the plans are summarized in the offering circular relating to such plan prepared by us and previously distributed to you.

- *Value of the Options vs. Value of the SARs*. The outstanding Options are exercisable at various prices ranging from $59.00 per share to $1,356.00 per share The initial grant price of the SARs is $1.14 per share. The ultimate value of the SARs, if any, will depend upon the fair market value of NuVox common stock at the time of a specified "liquidity event." There is no assurance that the SARs will ever have any value.

- *Customary Terms*. Our Board of Directors believes that the terms of this offer are being made on such terms as are customary for tender offers for similar securities.

- *Financially Fair*. The Board of Directors believes this offer is fair from a financial point of view to both affiliated and unaffiliated Option holders because (i) it is unlikely that Option holders will receive any financial benefit from their Options, (ii) the SARs have been priced at $1.14 per share and, accordingly, there is more likelihood that holders of SARs may receive financial benefit in the future from their SARs than they would be likely to receive from their Options, and (iii) the receipt of benefit under the SARs will not cause holders of the SARs to incur additional costs. Option holders who elect not to tender their Options in exchange for SARs will retain their Options subject to their existing terms and expiration provisions.

The Board of Directors also believes that because this offer is structured as an exchange offer in compliance with applicable securities laws, this offer is procedurally fair to both affiliated and unaffiliated Option holders in light of the following factors:

- the terms of this offer allow each individual holder of Options to determine whether to tender his or her Options in this offer without being dependent on a vote of other security holders who are not Option holders;

- our acceptance of your Options is not dependent on a minimum number of Options being tendered; and

- this offer allows you to exchange your Options without any transaction costs.

Our Board of Directors considered these factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to these factors. The foregoing factors are not intended to be exhaustive but are believed to include all material factors the Board of Directors considered.

The Board does not believe that there are any significant factors that weigh against the fairness of the offer. Employees regularly receive, and will continue to receive, information about the business and financial condition of NuVox even if its obligations to file periodic reports with the SEC is terminated.

This offer was unanimously approved by our Board of Directors and the Plan was approved by written consent of the holders of NuVox's outstanding securities representing more than ninety five percent of the combined voting power of such securities. As a result, all of the members of the Board of Directors who are not employees of NuVox approved this offer. NuVox has not retained an unaffiliated representative to act solely on behalf of the Option holders for the purposes of negotiating the terms of this offer because the Board of Directors concluded that there was sufficient representation in the decision-making at the Board level to protect the interests of unaffiliated Option holders. This decision was based on the fact that six of the nine Board members are not controlled by, or under common control with, NuVox, and these Board members are not employees of NuVox and did not hold any options. There are no appraisal rights available to Option holders in connection with this offer. Neither NuVox nor any affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to this offer.

NuVox has not made any provision to grant Option holders access to our corporate files or the ability to obtain counsel or appraisal services at our expense. With respect to unaffiliated Option holders' access to NuVox's corporate files, the Board of Directors determined that this Offer to Exchange, together with NuVox's other filings with the SEC, provide adequate information for unaffiliated Option holders to make an informed decision with respect to this offer. The Board of Directors did not consider the additional steps referred to above to be necessary to ensure the fairness of the offer. NuVox believes that such steps would be costly and would not provide any meaningful additional benefits.

Although our Board of Directors unanimously approved this offer, neither NuVox, nor any of its directors or executive officers, nor any of its affiliates, nor any other person who controls NuVox, nor any of its executive officers or directors makes any recommendation to any Option holder as to whether to tender any Options. Each Option holder must make his or her own decision whether to tender Options in exchange for SARs.

As a result of the risks and uncertainties facing NuVox, including risks and uncertainties regarding the continued development of our business and the markets for our services and products, the continued availability and sufficiency of our capital, the substantial risks of acquisitions and other strategic transactions which are part of our business strategy, the competitive practices of the incumbent telephone companies in our markets and the significant regulatory uncertainties facing the competitive telecommunications industry, there can be no assurance that any of the specified "liquidity events" will occur or that your SARs will ever have any value.

Purpose of the Offer; Certain Effects of the Offer

All of the outstanding Options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the fair market value of NuVox's common stock. Our Board of Directors has determined that implementing this offer will provide Option holders the opportunity to own SARs that have a greater potential value than the Options to be exchanged. Our Board of Directors believes this should create more effective performance incentives for employees who are currently Option holders as well as maximize value to our stockholders. There are no United States federal income tax consequences to the exchange of Options for SARs pursuant to this offer.

In addition, we intend by means of this offer to reduce the number of Option holders below 300, which will enable us to be relieved of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, or any obligation to register the Options under the Exchange Act. The Board of Directors believes that the savings in time, effort and expense that would result from a suspension of NuVox's SEC reporting obligations, make it desirable to effect such reduction. NuVox estimates that the out-of-pocket costs of complying with such reporting obligations have been more than $50,000 per year, in addition to a significant amount of management time and effort, and that such expense, time and effort are not warranted since NuVox is a private company without any public investors. The Board of Directors also believes that there may be a competitive advantage for NuVox if it is no longer required to publicly disclose detailed information about its business, results, operations, plans, prospects and financial condition.

Following the completion of this offer, NuVox will continue to operate as a facilities based provider of integrated voice, data and Internet telecommunications services in selected markets in the United States. No changes in our executive officers or Board of Directors are expected to result from this offer, regardless of whether our reporting obligations under Section 15(d) of the Exchange Act are suspended.

Proposed Incremental Stock Offering

On November 13, 2002, our Board of Directors approved the offering of an aggregate of approximately six million additional shares of Series A Convertible Preferred Stock to existing stockholders at $1.50 per share. If fully subscribed, this offering would result in additional cash proceeds totaling approximately $9 million. In connection with this offering, NuVox plans to submit various related technical amendments to our Certificate of Incorporation for approval by our stockholders.

Except for the foregoing, neither we, nor, to our knowledge, any of our executive officers, directors, affiliates or any person controlling NuVox, currently has any plans or proposals that relate to or would result in:

- an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

- any purchase, sale or transfer of a material amount of the assets of us or any of our subsidiaries;

- any material change in our present dividend rate or policy, or our indebtedness or capitalization;

- any change in our present Board of Directors or executive officers, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our Board of Directors or to change any material term of the employment contract of any executive officer;

- any other material change in our corporate structure or business;

- the acquisition by any person of any of our securities or the disposition of any of our securities in an amount that is material to us; or

- any changes in our Certificate of Incorporation, By-laws of other governing instruments or any actions that could impede the acquisition of control of NuVox.

Following the completion of this offer, however, we intend to suspend our obligation to file reports under Section 15(d) of the Exchange Act as described above, if we qualify for such suspension.

Currently, there is no public market for any of our securities and no class of our securities is listed on a national securities exchange or authorized to be quoted in an automated quotations system operated by a national securities association.

Offer to Former Employees

Some of the holders of outstanding Options are former employees of NuVox. However, the SARs, by their terms, will not provide any benefits to those who are not NuVox employees on the date of grant, and who do not remain as employees until the 60th day after the date of grant. Accordingly, the SARs will not have value for Option holders who are no longer employees of NuVox. However, to comply with applicable regulations of the SEC, this offer is being made to all holders of outstanding Options, including former employees.

Beneficial Ownership Of Common Stock

The following table sets forth information regarding beneficial ownership of NuVox's common stock as of December 31, 2002 for (i) each director and executive officer of NuVox and (ii) each person who is known by NuVox to be the beneficial owner of more than five percent of any class of NuVox's voting securities:

Beneficial Owner (includes related entities)	Number of Shares of Common Stock	Percent of Common Stock
5% Stockholders		
Goldman, Sachs & Co. affiliates (1)	14,095,214	16.8%
J.P. Morgan Partners, LLC (2)	13,734,730	16.4%
Whitney & Co. (3)	9,047,092	10.8%
Columbia Capital (4)	8,769,334	10.5%
General Electric Capital Corporation (5)	6,382,158	7.6%
Meritage Private Equity Fund L.P. (6)	6,137,064	7.3%
BancAmerica Capital Investors SBIC, LP (7)	4,470,354	5.3%
Key Principal Partners LLC (8)	4,384,667	5.2%
Richland Group (9)	4,328,984	5.2%
Directors and Executive Officers		
James B. Fleming, Jr. (4)	—	*
Robert R. Gheewalla (1)	—	*
Michael R. Hannon (2)	—	*
William Laverack, Jr. (3)	—	*
G. Jackson Tankersley, Jr. (6)	—	*
Jack Tyrrell (9)	—	*
David L. Solomon (10)	200,415	*
Charles S. Houser (11)	142,398	*
John P. Denneen (12)	37,017	*
Marguerite A. Forrest (13)	35,685	*
G. Michael Cassity (14)	32,334	*
Paul A. Pitts (15)	4,265	*
Josephine Young (16)	1,771	*
Ronald D. Webster	—	*
Christopher J. Benyo	—	*
Directors and executive officers, as a group (15 persons) (17)	453,885	*

_____

* less than 1%

(1) Includes (i) 6,812,622 shares of Series A preferred stock, 566,630 shares of common stock, and 74,573 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by GS Capital Partners III, L.P., (ii) 1,872,873 shares of Series A preferred stock, 155,775 shares of common stock, and 20,502 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by GS Capital Partners III Offshore, L.P., (iii) 314,505 shares of Series A preferred stock, 26,161 shares of common stock and 3,444 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Goldman, Sachs & Co. Verwaltungs GmbH, (iv) 178,983 shares of Series A preferred stock and 16,010 shares of common stock beneficially owned by Stone Street Fund 1998, L.P., (v) 53,674 shares of Series A preferred stock and 4,832 shares of common stock beneficially owned by Bridge Street Fund 1998, L.P., (vi) 460,406 shares of Series A preferred stock, 37,400 shares of common stock, and 6,220 shares of common stock issuable upon exercise of currently exercisable warrants owned by Stone Street Fund 2000 LP; and (vii) 306,938 shares of Series A preferred stock, 24,934 shares of common stock and 4,728 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Bridge Street Special Opportunities Fund 2000, LP. Mr. Robert R. Gheewalla is a Managing Director of Goldman, Sachs & Co. but not does not share, and disclaims, beneficial ownership in these shares. Goldman, Sachs & Co. and Mr. Gheewalla maintain a mailing address at 85 Broad Street, New York, NY 10004.

(2) Includes 10,000,000 shares of Series A preferred stock, 420,002 shares of common stock, and 160,728 shares of common stock issuable upon exercise of currently exercisable warrants. J.P. Morgan Partners (SBIC), LLC is controlled by J.P. Morgan Partners, L.L.C. Mr. Michael R. Hannon is a partner of J.P. Morgan Partners, LLC and shares but disclaims beneficial ownership in these shares. J.P. Morgan Partners, LLC and Mr. Hannon maintain a mailing address at 1221 Avenue of the Americas, 39th Floor, New York, NY 10020.

(3) Includes (i) 1,558,175 shares of Series A preferred stock, 161,316 share of common stock, and 14,845 shares of common

stock issuable upon exercise of currently exercisable warrants beneficially owned by J.H. Whitney III, L.P., (ii) 4,737,612 shares of Series A preferred stock, 481,659 shares of common stock, and 54,158 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by J.H. Whitney IV, L.P., and (iii) 37,546 shares of Series A preferred stock, 3,888 shares of common stock, and 358 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Whitney Strategic Partners III, L.P. Mr. William Laverack, Jr. is a managing director of Whitney & Co. and shares but disclaims beneficial ownership in these shares. Whitney & Co. and Mr. Laverack maintain a mailing address at 4 Stamford Plaza, Stamford, CT 06902.

(4) Includes (i) 3,593,472 shares of Series A preferred stock beneficially owned by Columbia Capital Equity Partners III (QP), L.P., and (ii) 3,073,195 shares of Series A preferred stock beneficially owned by Columbia NV Partners III, LLC. Each of the forgoing entities is an affiliate of Columbia Capital. Mr. James B. Fleming, Jr. is a partner of Columbia Capital and shares but disclaims beneficial ownership of these shares. Columbia Capital and Mr. Fleming maintain a mailing address at 201 North Union Street, Suite 300, Alexandria, VA 22314.

(5) Includes 4,833,333 shares of Series A preferred stock beneficially owned by GPSF Securities, Inc., an affiliate of General Electric Capital Corporation, and 24,391 shares of common stock owned by General Electric Capital Corporation. Each of these entities maintains a mailing address at 120 Long Ridge Road, Stamford, CT 06927.

(6) Includes (i) 3,799,467 shares of Series A preferred stock, 328,801 shares of common stock, and 54,357 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Meritage Private Equity Fund L.P., (ii) 464,533 shares of Series A preferred stock, 40,201 shares of common stock, and 6,646 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Meritage Private Equity Parallel Fund L.P., and (iii) 69,333 shares of Series A preferred stock, 6,000 shares of common stock, and 992 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Meritage Entrepreneurs Fund, LP. Each of these entities maintains a mailing address at 1600 Wynkoop, S300, Denver, Colorado 80202. Mr. David L. Solomon and Mr. G. Jackson Tankersley are investment directors of Meritage Private Equity Fund, L.P. and may share but disclaim beneficial ownership in these shares.

(7) Includes (i) 3,333,333 shares of Series A preferred stock, 64,171 shares of common stock, and 21,516 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by BancAmerica Capital Investors SBIC I, L.P. BancAmerica Capital Investors SBIC I, L.P. maintains a mailing address at 901 Main Street, 66th Floor, Dallas TX 75202-3714.

(8) Includes 3,333,333 shares of Series A preferred stock beneficially owned by Key Principal Partners LLC, which maintains a mailing address at 800 Superior Avenue, Cleveland, OH 44114.

(9) Includes (i) 951,783 shares of Series A preferred stock, 109,145 shares of common stock, and 13,224 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Richland Ventures II, L.P., (ii) 2,103,583 shares of Series A preferred stock, 165,953 shares of common stock, and 21,632 shares of common stock issuable upon exercise of currently exercisable warrants beneficially owned by Richland Ventures III, L.P. All of the foregoing entities are affiliates and maintain a mailing address at 200 31st Avenue North, Suite 200, Nashville, TN 37203-1205. Mr. Jack Tyrrell is a managing partner at Richland Ventures and shares but disclaims beneficial ownership of these shares.

(10) Includes 17,689 shares of common stock, 160,657 shares of common stock issuable upon exercise of currently exercisable warrants and 22,069 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Mr. Solomon. Does not include the shares beneficially owned by Meritage Private Equity Fund, L.P. referred to in footnote 6, a private investment fund for which Mr. Solomon serves as an investment director and member of the general partner.

(11) Includes (i) 32,150 shares of common stock and 24,277 shares of common stock issuable upon exercise of currently exercisable options and warrants held by Charles S. Houser, (ii) 40,000 shares of Series A preferred stock, 5,069 shares of common stock and 467 shares of common stock issuable upon exercise of currently exercisable warrants held by the Charles S. and Janie P. Houser Charitable Remainder Trust and, (iii) 20,000 shares of Series A preferred stock, 1,203 shares of common stock and 302 shares of common stock issuable upon exercise of currently exercisable warrants held by the Charles S. Houser IRA Rollover Trust. Charles S. Houser disclaims beneficial ownership of all of the foregoing shares except those set forth in clause (i) above. Mr. Houser and each of the foregoing entities maintains a mailing address at 200 North Main Street, Greenville, SC 29601.

(12) Includes 8,839 shares of common stock, 21,147 shares of common stock issuable upon exercise of currently exercisable warrants and 6,256 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Mr. Denneen.

(13) Includes 21,890 shares of common stock, 10,586 shares of common stock issuable upon exercise of currently exercisable warrants and 3,209 shares of common stock issuable upon the exercise of currently exercisable options, beneficially owned by the MAF Revocable Trust. Does not include 109,754 shares of common stock and 2,914 shares of common stock issuable upon the exercise of currently exercisable warrants beneficially owned by RAB Partnership, in which Ms. Forrest has an interest.

(14) Includes 13,850 shares of common stock, 1,231 shares of common stock issuable upon exercise of currently exercisable

warrants and 17,253 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Mr. Cassity.

(15) Includes 4,265 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Mr. Pitts.

(16) Includes 1,771 shares of common stock issuable upon exercise of currently exercisable options beneficially owned by Ms. Young.

(17) Includes 198,203 shares of common stock issuable upon exercise of currently exercisable warrants and 76,068 shares of common stock issuable upon exercise of currently exercisable options.

Transactions and Arrangements Concerning Options

To the knowledge of NuVox, no transactions in the Options have been effected during the past 60 days by NuVox's executive officers, directors, affiliates or associates or majority owned subsidiaries or any officer or director of any subsidiary.

All of our directors and executive officers who are Option holders are eligible to participate in this offer and each has indicated an interest to tender his or her Options in this offer.

Except as set forth in this Offer to Exchange, neither NuVox nor, to NuVox's knowledge, any of its affiliates, directors or executive officers or any person controlling NuVox is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, this offer with respect to any securities of NuVox (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

NuVox has not made any underwritten public offering of any of its securities that was (i) registered under the Securities Act of 1933 or (ii) exempt from registration under the Securities Act pursuant to Regulation A thereunder. NuVox has not purchased any Options during the past two years.

Related Party Transactions and Other Agreements Involving NuVox Securities

Except as described below or elsewhere in this Offer to Exchange, during the two years preceding the date of this Offer to Exchange, no negotiations, transactions or material contracts concerning a merger, consolidation, acquisition, tender offer for or other acquisition of any class of securities of NuVox, election of directors of NuVox, or a sale or other transfer of a material amount of assets of NuVox, has been entered into or has occurred between NuVox and any executive officer or director of NuVox, or between any affiliates of NuVox or between NuVox or any of its affiliates or any person not affiliated with NuVox who would have a direct interest in such matters.

2002 Series A Securities Purchase Agreement. In connection with the plan of recapitalization described above, pursuant to a Securities Purchase Agreement dated as of July 9, 2002, as amended as of July 13, 2002 and August 9, 2002, among NuVox and the Purchasers named therein, NuVox issued and sold to existing stockholders an aggregate of approximately 44 million shares of Series A Convertible Preferred stock at a cash purchase price of $1.50 per share, for aggregate cash proceeds of approximately $66 million. On November 13, 2002, our Board of Directors approved the offering of an aggregate of up to six million additional shares of Series A Convertible Preferred Stock to existing stockholders.

Plan of Recapitalization On July 9, 2002, NuVox entered into a Merger Agreement and Plan of Recapitalization with one of NuVox's wholly owned subsidiaries, pursuant to which such subsidiary was merged into NuVox and (i) each issued and outstanding share of common stock of NuVox was converted into the right to receive 1/100 share of common stock of NuVox, (ii) each outstanding share of NuVox's preferred stock was converted into the right to receive shares of common stock of NuVox based on the existing conversion ratios but taking into account the 1-for-100 conversion ratio applicable to the common stock, (iii) each outstanding Option to acquire preferred stock of NuVox was converted into an Option to acquire the shares of common stock of NuVox into which such shares of preferred stock would have been convertible, adjusted to reflect the 1-for-100 conversion ratio of the common stock, and (iv) each outstanding Option and warrant to acquire shares of common stock of NuVox was adjusted to reflect the 1-for-100 conversion ratio.

Additional Sales of Series A Preferred Stock. In August 2002, in connection with a refinancing of NuVox's indebtedness under its senior secured credit facility, General Electric Capital Corporation, one of NuVox's lenders, exchanged its $25.5 million principal amount of indebtedness under the existing credit facility for $10 million principal amount of Senior Secured Notes and approximately 4.8 million shares of Series A Preferred stock. The shares of Series A Preferred stock were issued to GPSF Securities, Inc., an affiliate of General Electric Capital Corporation on terms substantially similar to those contained in the Securities Purchase Agreement dated July 9, 2002, discussed above.

On November 22, NuVox sold an aggregate of ten million additional shares of our Series A Convertible Preferred Stock to Key Principal Partners LLC and two affiliate entities of Columbia Capital for total cash proceeds of $15 million. Pursuant to the terms and conditions of its stock purchase agreement, one of the Columbia Capital affiliates has designated an individual for nomination as a director of NuVox and we have agreed to elect such individual as a NuVox director. Otherwise, the terms of those sales were substantially similar to the terms of the Securities Purchase Agreement dated July 9, 2002, discussed above.

Reverse/Forward Split. On December 31, 2002, NuVox effected a 1-for-400 reverse split of NuVox's common stock followed immediately by a 400-for-1 forward split of our common stock, which resulted in the holders of fewer than 400 shares of common stock receiving $1.50 per pre-split share for their outstanding shares. The objective of the reverse/forward split was to maintain the number of holders of our common stock below 300 so that, if we are able to reduce the number of holders of options to purchase our common stock below 300, we will be able to suspend our SEC reporting obligations and avoid the considerable time, effort and expense of continuing to comply with those obligations As a result, 187 holders of fewer than 400 shares will each receive cash payments of $1.50 per share for their outstanding shares of common stock. Such holders held an aggregate of 25,010 shares of NuVox common stock and will receive a total $37,515 for their shares. The reverse/forward split had no effect on the number of shares of common stock held by stockholders with 400 or more shares.

Following effectiveness of the forward/reverse split on December 31, 2002, there were 147 holders of record of our common stock and an aggregate of 5,177,025 shares of common stock were issued and outstanding.

Series D Securities Purchase Agreement. On September 20, 2001, pursuant to a Securities Purchase Agreement, we issued Series D Units to existing stockholders, consisting of our Series D preferred stock, warrants to acquire shares of Series D preferred stock and warrants to acquire shares of various series of our Series E preferred stock, for a cash purchase price of $1.50 per Unit, for an aggregate of $87 million in cash.

Series D Loan Program. Pursuant to the NuVox, Inc. Series D Loan Program, certain of our executive officers and directors received the following loans to provide funding for his or her respective purchases of Series D Units pursuant to the Series D Securities Purchase Agreement described above: Mr. Solomon – $230,589; Mr. Houser – $126,648; Mr. Cassity – $184,580; Mr. Denneen – $133,305; and Ms. Forrest – $285,009. The loans were evidenced by 4.76% promissory notes due September 30, 2006, one-third of which are full recourse obligations of the named executive officer. The notes are secured by pledges of the Series D Units acquired with the proceeds of the loans. Any shares used to repay the loans will be applied first to satisfy the outstanding principal and accrued interest due on the non-recourse portions of the notes. Payment would be accelerated in the event of a termination of the employment of the named executive officer by NuVox for "cause" or by the named executive officer without "good reason" (as each of said terms is defined in the loan program).

Loan to G. Michael Cassity. As of October 16, 2001, a promissory note, dated March 6, 2000, in the principal amount of $749,997.50, executed by Mr. Cassity in favor of a subsidiary of NuVox in consideration for a purchase of company stock was cancelled and, in replacement therefor, Mr. Cassity executed a promissory note in the principal amount of $851,684.49 ($749,997.50 plus accrued interest) with interest and recourse terms the same as the loans under the Series D Loan Program. In connection therewith, NuVox and Mr. Cassity entered into a Loan Forgiveness Bonus Agreement under which NuVox has agreed to cancel and forgive the payment of the principal amount and accrued interest on such note subject to the attainment by NuVox of certain financial objectives, including the generation of free cash flow in any calendar quarter.

Stockholders' Agreement. All NuVox stockholders are parties to a stockholders' agreement with NuVox. The stockholders' agreement provides the holders with certain preemptive rights and sets forth restrictions on the transferability of their shares. These rights and restrictions will exist until NuVox completes a qualified initial public offering pursuant to which all shares of NuVox preferred stock are automatically converted into shares of NuVox common stock pursuant to the terms of its amended and restated certificate of incorporation.

Registration Rights Agreement. All NuVox stockholders are parties to a registration rights agreement with NuVox. Pursuant to the registration rights agreement, holders of NuVox common and preferred stock have rights to register under the Securities Act the common stock they own, which is issuable upon conversion of their shares of preferred stock or which is issuable upon exercise of any warrants or options.

Shareholders Agreement. All employees of NuVox who own NuVox common stock or preferred stock are parties to a shareholders agreement, by and between NuVox and the shareholders named therein. This agreement restricts the transfer of the shareholders' shares and contains confidentiality and non-solicitation provisions.

Interests of Certain Persons in the Offer

The following table sets forth information regarding the Options as of December 31, 2002 held by (i) each director and executive officer of NuVox and (ii) each person who is known by NuVox to be the beneficial owner of more than five percent of any class of NuVox's voting securities:

Name	Number of securities underlying unexercised Options		Percent of Outstanding Options	Value of unexercised in-the-money Options	
	Exercisable	Unexercisable		Exercisable	Unexercisable
David L. Solomon	22,069	11,431	12.7%	—	—
G. Michael Cassity	17,253	8,542	9.7%	—	—
Charles S. Houser	20,470	2,111	8.5%	—	—
John P. Denneen....................	7,031	4,269	4.3%	—	—
Marguerite A. Forrest............	3,209	2,291	2.1%	—	—
Paul A. Pitts..........................	4,265	2,308	2.5%	—	—
Josephine Young	1,771	1,979	1.4%	—	—
Directors and executive officers, as a group (7 persons)..............................	76,068	32,931	41.2%	—	—

THE PLAN AND THE SARS

The 2002 Stock Incentive Plan

The Board of Directors unanimously approved and adopted the 2002 Stock Incentive Plan on December 3, 2002, and the adoption of the Plan was approved effective December 31, 2002 by written consent of the holders of NuVox's outstanding common and preferred stock representing more than ninety five percent of the combined voting power of such securities voting together as a single class on an as-converted basis. The Plan is administered by the Compensation Committee of our Board of Directors, consisting of not less than two non-employee directors, which has the power to grant a variety of interests in the Plan to employees, non-employee directors, advisors and consultants of NuVox. The Plan will remain in effect for ten years following the adoption of the Plan, unless earlier terminated by the Committee.

The types of interests the Committee may grant are: (i) stock options, which may be incentive stock options intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Internal Revenue Code of 1986, as amended, or non-qualified options which are not intended to qualify with such requirements; (ii) stock appreciation rights; (iii) restricted stock; (iv) restricted stock units; (v) performance stock; (vi) performance stock units; (vii) the right to participate in a stock purchase program; (viii) merit awards; or (ix) phantom stock awards. The Committee has the authority to determine which employees, non-employee directors, advisors and consultants are eligible to receive interests under the Plan.

The Plan also vests in the Committee the authority to determine, subject to the provisions of the Plan, the specific terms and conditions of the interests. Each person that receives interests under the Plan must sign an agreement which describes the specific terms and conditions of the interests being granted.

The SARs

In connection with this offer, the Committee has determined that the interests in the Plan to be granted as awards to Option holders electing to participate in this offer shall be stock appreciation rights or SARs. The number of shares of common stock in respect of which SARs will be granted in exchange for outstanding Options will equal the number of shares of common stock subject to such outstanding Options.

Pursuant to the terms of the Plan and the Stock Appreciation Rights Agreement to be executed between NuVox and each Option holder electing to exchange his or her Options for SARs, upon a "liquidity event" the eligible holders of SARs will receive a payment in cash, shares of common stock and/or other securities, or a combination of cash and shares of common stock and/or other securities, as determined by the Committee at or prior to the time of payment in its sole discretion. Any of the following events constitutes a liquidity event:

- a change in control of NuVox;

- an initial underwritten public offering of NuVox's common stock pursuant to a registration statement filed with and declared effective by the SEC pursuant to the Securities Act; or

- a dissolution of NuVox.

A "change in control" of NuVox means:

- a person becomes the beneficial owner, directly or indirectly, of securities representing more than 50% of the combined voting power of NuVox's outstanding voting securities;

- a change in the composition of more than a majority of the Board of Directors during any consecutive three year period following the effective date of the Plan;

- a merger or consolidation of NuVox in which the voting securities of NuVox outstanding immediately prior thereto do not continue to represent more than 50% of the combined voting power of the securities of the surviving entity;

- a complete liquidation of NuVox;

- the sale of all or substantially all of NuVox's stock or assets; or

- any other event determined by a vote of at least two-thirds of the Board of Directors to constitute a change in control.

Upon the occurrence of a "liquidity event," eligible holders of SARs shall be entitled to receive payment in cash, shares of common stock or other securities, or a combination of cash and shares of common stock and/or other securities, in an amount determined by multiplying the number of shares with respect to which the SARs were granted by the increase, if any, in the fair market value of NuVox common stock at the time of such "liquidity event" over the initial grant price of the SARs, which is $1.14 per share (subject to adjustment for any stock dividends, combinations, splits or recapitalizations).

SARs will fully vest on the 60th day after the date of grant. For a SAR to vest, the holder must be an employee of NuVox on the date of grant and must remain employed by NuVox until the 60th day after the date of grant. Upon the occurrence of a "liquidity event," a holder of a vested SAR who is employed by NuVox at that time will receive the payment provided for in his or her SAR. If a holder's employment with NuVox is terminated prior to a "liquidity event" on account of death, disability, retirement, involuntary termination without cause, or voluntary termination with good reason, such holder will remain eligible to receive the payment provided for in his or her SAR upon the occurrence of a "liquidity event." A holder whose employment with NuVox is involuntarily terminated for cause or who voluntarily terminates his or her employment with NuVox without good reason prior to a "liquidity event" forfeits all rights under his or her SARs.

In the event of a corporate transaction or event which affects the common stock of NuVox, the Committee will make any adjustments to the terms of the SARs determined to be necessary to prevent dilution or enlargement of rights under the SARs. NuVox may, at its option, withhold from any payments under the SARs the amount of any tax liability attributable to any payment under the SARs. SARs may not be transferred, except in the event of the death or mental incapacity of the holder of SARs.

The Stock Appreciation Rights Agreement which accompanies this Offer to Exchange sets forth the specific terms of the SARs which will be granted to you if you elect to exchange your Options for SARs pursuant to this offer.

THE OFFER

1. Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of this Offer to Exchange, we will accept for exchange all outstanding and unexercised Options that are properly and timely tendered for exchange and not validly withdrawn in accordance with Section 4 below. If your Options are properly tendered and accepted for exchange, you will be entitled to receive SARs in an amount equal to the number of shares subject to your outstanding Options (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002).

The SARs will be issued pursuant to the terms of our 2002 Stock Incentive Plan and a Stock Appreciation Rights Agreement between you and us. A copy of your Stock Appreciation Rights Agreement is included with this offer. Together with the Transmittal Letter, you will be required to submit an executed signature page to your Stock Appreciation Rights Agreement, pursuant to which you will consent to the terms thereof.

Any current Option holder is eligible to participate in this offer, but the SARs will not have any value to holders who are not employees of NuVox at the date of grant of the SARs.

If you wish to participate in this offer, you must elect to exchange all of the outstanding and unexercised Options you hold.

The term "expiration date" means 5:00 p.m., Central Standard Time, on February 13, 2003, unless and until we, in our discretion, have extended the period of time during which you may elect to participate in this offer, in which event the term "expiration date" refers to the latest time and date on which your right to participate, as so extended, expires. See "Extension of the Offer; Termination; Amendment" below for a description of our rights to extend the expiration date.

We will notify you of any extension of the period of time in which you may elect to participate in this offer, and we will keep this offer open for a period of not less than ten business days after the date of such notice, if we increase or decrease:

- the amount of consideration offered for the Options; or

- the number of Options eligible to be elected for exchange in this offer.

For purposes of this offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central Standard Time.

2. Extension of the Offer; Termination; Amendment

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 11 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the expiration date and thereby delay the acceptance for exchange of any Options by giving oral, written or electronic notice of such extension to the Option holders.

We also expressly reserve the right, in our sole discretion, on or prior to the expiration date, to terminate or amend this offer and to postpone our acceptance and cancellation of any Options elected for exchange upon the occurrence of any of the conditions specified in Section 11 of this Offer to Exchange, by giving oral, written or electronic notice of such termination or postponement to the Option holders. We will return the Options elected for exchange promptly after any such termination or withdrawal of this offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 11 of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend this offer in any respect.

Amendments to this offer may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 9:00 a.m., on the next business day after the last previously scheduled or announced expiration date. Any amendment of this offer will be disseminated promptly to the Option holders in a manner reasonably designated to inform the Option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise or otherwise communicate any such dissemination.

If we materially change the terms of this offer or the information concerning this offer, or if we waive a material condition of this offer, we will extend the expiration date to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an Offer must remain open following material changes in the terms of this offer or information concerning this offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information. We will notify you of such change, and we will keep this offer open for a period of no less than ten business days after the date of such notice if we increase or decrease:

- the amount of consideration offered for the Options; or

- the number of Options eligible to be elected for exchange in this offer.

3. *Procedure for Tendering Options*

Valid Tender. To elect to participate in this offer, you must complete and sign the Letter of Transmittal and you must sign the signature page to your Stock Appreciation Rights Agreement before the expiration date, and deliver both documents and any other required documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. The Letter of Transmittal and signature page to your Stock Appreciation Rights Agreement may be found at end of this document. These documents must be received by us no later than 5:00 p.m., Central Standard Time, on February 13, 2003, unless this offer is extended. Please allow sufficient time to ensure that we receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003.

If you do not submit or deliver your Letter of Transmittal and signature page to your Stock Appreciation Rights Agreement by the deadline, then you will not participate in this offer, and all Options you currently hold will remain unchanged at their original exercise prices and terms. By submitting the Letter of Transmittal and the signed signature page to your Stock Appreciation Rights Agreement, you are agreeing, subject to the terms and conditions of this Offer to Exchange, the Letter of Transmittal and your Stock Appreciation Rights Agreement, to tender all of the eligible Options you hold in exchange for SARs. The method of delivery of all documents, including the Letter of Transmittal, the signature page to the Stock Appreciation Rights Agreement and any other required documents, is at the election and risk of the electing Option holder. You should allow sufficient time to ensure timely delivery.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, eligibility, including time of receipt, and acceptance of any election to participate in this offer. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to participate in this offer that we determine are not in appropriate form, were not received on a timely basis or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected Options that are not validly withdrawn. We also reserve the right to waive any of the conditions of this offer or any defect or irregularity in any election with respect to any particular Options or any particular Option holder. If we exercise this right to waive a condition of this offer, we will apply the same waiver to all Option holders. No election to participate in this offer will be valid until all defects or irregularities have been cured by the electing Option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for giving or failing to give any such notice.

Our Acceptance Constitutes an Agreement. Your election to participate in this offer pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this offer. Our acceptance for cancellation of the Options elected for exchange by you pursuant to this offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of this offer. Following acceptance for exchange and cancellation of your Options, NuVox will send you a fully executed copy of your Stock Appreciation Rights Agreement.

Subject to our rights to extend, terminate and amend this offer, we currently expect that we will accept promptly after the expiration date all properly tendered Options that have not been validly withdrawn.

4. *Withdrawal Rights*

You may withdraw the Options you have elected to exchange only if you comply with the provisions of this Section 4.

You have the right to withdraw the Options you have elected to exchange at any time before 5:00 p.m., Central Standard Time, on February 13, 2003. If we extend the time during which you may elect to participate in this offer, you have the right to withdraw your Options at any time until the extended period expires. In addition, you will also have the right to withdraw the Options you have elected to exchange after the expiration of forty business days from the commencement of this offer unless we have accepted your Options by that time. The fortieth business day from the commencement of this offer is March 13, 2003.

To withdraw Options, you must deliver a signed written Notice of Withdrawal with the required information included, while you still have the right to withdraw Options you have elected to exchange pursuant to this offer. The Notice of Withdrawal must be delivered to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. Delivery will be at your expense. Please allow sufficient time to ensure that we receive your written Notice of Withdrawal by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003. A form of the Notice of Withdrawal accompanies this Offer to Exchange. Any Option holder who has elected to participate in this offer and who subsequently elects to withdraw his or her Options from this offer must timely deliver a signed Notice of Withdrawal to the Shareholder Relations Department as noted above.

You may not rescind any withdrawal, and any Options you withdraw will thereafter be deemed not properly submitted for participation in this offer, unless you properly resubmit those Options before the expiration date by following the procedures described in Section 3 of this Offer to Exchange.

Neither NuVox nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will anyone incur any liability for giving or failing to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of Notices of Withdrawal. Our determination of these matters will be final and binding on all parties.

5. *Acceptance of Options for Exchange and Issuance of Stock Appreciation Rights*

Upon the terms and subject to the conditions of this Offer to Exchange and promptly following the expiration date, we will accept for exchange and cancel all Options properly tendered for exchange and not validly withdrawn on or before the expiration date. If your Options are properly tendered for exchange on or prior to February 13, 2003 and accepted for exchange, you will be granted an equal number of SARs. If we extend the date by which we must accept and cancel Options properly tendered for exchange, you will be granted an equal number of SARs promptly after the extended date.

For purposes of this offer, we will accept for exchange Options that are validly tendered for exchange and not properly withdrawn.

6. *Certain U.S. Federal Income Tax Consequences*

You should not have any federal income tax liability as a result of the exchange of your Options for SARs pursuant to this offer. If you receive payment upon the occurrence of a liquidity event, you will recognize ordinary income equal to the amount of the payment received. Your payment may be subject to applicable withholding for taxes by NuVox.

7. *Price Range of Common Stock underlying the Options; Dividends*

No trading market exists for the Options and SARs that are subject to this offer or for the shares of common stock that underlie the Options and SARs.

NuVox has never paid any dividends on the shares of common stock that underlie the Options and SARs. NuVox's amended and restated credit facility contains a restrictive covenant that effectively prohibits NuVox from paying any cash dividends on its common and preferred stock for the foreseeable future.

8. *Effects of the Offer on the Options; Exchange Act Reporting Requirements and Exchange Act Registration*

Options. If you do not tender your Options, this offer will not affect the terms of your Options. Your Options will continue to be outstanding and will continue to be governed by their same terms.

Exchange Act Reporting Requirements. Following the completion of this offer, assuming this offer reduces the number of Option holders to less than 300, NuVox intends to file a Form 15 under the Exchange Act. Upon filing of the Form 15, as long as NuVox has filed all required reports under the Exchange Act, its reporting obligations will be immediately suspended under Section 15(d), as provided in Exchange Act Rule 12h-3.

Exchange Act Registration. If the number of Option holders falls below 500, NuVox will not be required to register the Options under the Exchange Act. As a result, NuVox will not be subject to the proxy rules, nor the reporting and short-swing profits restrictions under Section 16 of the Exchange Act.

9. *Certain Information Concerning NuVox*

General. NuVox, Inc. is a rapidly growing, facilities-based, integrated communications provider. We position ourselves as the integrated communications provider of choice, delivering superior broadband services and customer care in 30 markets in 13 contiguous midwestern and southeastern states. We offer a wide array of broadband products and services primarily to small and medium-sized businesses in second and third tier markets. We compete with incumbent telephone companies and other providers by providing high quality, integrated voice and data services, excellent service and prices below those charged by the incumbent telephone companies.

The principal elements of our business strategy include targeting end users with a wide range of innovative products and services that provide comprehensive business solutions for all of their communications requirements; focusing primarily on small to medium-sized businesses in second and third tier markets; providing superior customer service through local sales forces and customer support personnel; deploying data-centric network platforms in a capital efficient manner; leveraging our experienced management team; and pursuing acquisitions and strategic alliances to expand and complement our business. We have been providing these products and services since we commenced commercial operations in June 1999. The address of the principal executive office of NuVox is 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017 and its telephone number is (636) 537-5700.

The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of our executive officers and directors are set forth in Schedule A of this Offer to Exchange.

Available Information. NuVox is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning NuVox's directors and officers, their remuneration, stock options and other matters, the principal holders of NuVox's securities and any material interest of such persons in transactions with NuVox is required to be disclosed in certain reports filed by NuVox with the SEC. Agreements with our executive officers, directors, controlling persons or subsidiaries are described or filed in our filings with the SEC, including our quarterly and annual reports. Such reports and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable, by mail, on payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site on the Internet at *http://www.sec.gov* that contains reports and other information regarding registrants that file electronically with the SEC. You may request copies of our filings at no cost by e-mail to *ShareholderRelations@NuVox.com* or by fax to (636) 757-0000.

Financial Information. Our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 ("Annual Report") and our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 ("Quarterly Report") filed with the SEC under the Exchange Act are incorporated herein by reference.

The following selected consolidated historical financial data of NuVox has been derived from the historical financial statements of NuVox. The following data should be read in conjunction with the historical consolidated financial statements of NuVox and the related notes which can be found in the Annual Report and the Quarterly Report.

Diluted loss per share has been computed using the weighted average number of shares of common stock and common stock options and warrants outstanding. The weighted average number of shares was based on common stock, common stock options and warrants and preferred stock outstanding in periods when such common stock options and warrants and preferred stock are not antidilutive.

Included in "Other Financial Data" in the NuVox historical financial data below are adjusted EBITDA amounts. EBITDA consists of earnings (loss) before net interest, income taxes, depreciation and amortization, and amounts reported as adjusted EBITDA have been adjusted to exclude the cumulative effect of change in accounting principles, goodwill impairment, restructuring charge, gain on cancellation of debt, unrealized loss on derivative instrument, equity in loss of affiliate, stock-based compensation expense, minority interest and extraordinary item. Management believes EBITDA is a measure commonly used in the telecommunications industry in assessing companies' operating performance, leverage and ability to incur and service debt. Adjusted EBITDA is presented to enhance an understanding of our operating results and is not intended to represent cash flow or results of operations in accordance with accounting principles generally accepted in the United States of America. NuVox's senior secured credit facility contains covenants based on EBITDA that require us to maintain interest coverage and leverage ratios. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to earnings (loss) from operations and net income (loss) as a measure of performance or an alternative to cash flow as a measure of liquidity. Neither EBITDA nor adjusted EBITDA is necessarily comparable to similarly titled measures of other companies. Each is thus susceptible to varying calculations.

NUVOX CONSOLIDATED HISTORICAL FINANCIAL DATA

	Years ended December 31,		Nine Months Ended September 30,	
	2001	2000	2002	2001
	(in thousands, except share and per share data)			
Consolidated Statement of Operations Data:				
Revenue	$ 83,016	$ 14,132	$ 99,713	$ 56,912
Costs and expenses:				
Cost of communications services	64,849	11,855	56,972	46,344
Selling, general and administrative	101,878	51,667	74,258	76,328
Stock-based compensation expense	2,814	430	798	1,935
Depreciation and amortization	66,198	18,041	50,487	47,195
Goodwill impairment charge	—	—	45,960	—
Restructuring charge	—	1,560	33,290	—
Total costs and expenses	235,739	83,553	261,765	171,802
Loss from operations	(152,723)	(69,421)	(162,052)	(114,890)
Other income (expense):				
Interest income	1,838	4,197	209	1,630
Interest expense	(13,275)	(4,593)	(10,284)	(9,313)
Unrealized loss on derivative instrument	(5,658)	—	(1,727)	(7,208)
Loss on investments	(5,013)	—	—	(5,013)
Gain on cancellation of debt	—	—	119,630	—
Equity in loss of affiliate	(279)	(686)	—	(279)
Total other income (expense)	(22,387)	(1,082)	107,828	(20,183)
Net loss before minority interests and cumulative effect of change in accounting principle	(175,110)	(70,503)	(54,224)	(135,073)
Minority interest	271	194	317	194
Extraordinary item related to early extinguishment of debt	—	(2,417)	—	—
Net loss before cumulative effect of change in accounting principle	(174,839)	(72,726)	(53,907)	(134,879)
Cumulative effect of change in accounting principle	(2,470)	—	(180,000)	(2,470)
Net loss	$ (177,309)	$ (72,726)	$ (233,907)	$ (137,349)
Net loss per share, diluted:				
Net loss before extraordinary item and cumulative effect of change in accounting principles	(939.61)	(864.60)	(32.86)	(684.69)
Extraordinary item	—	(29.72)	—	64.09
Cumulative effect of change in accounting principles	(13.27)	—	(109.71)	(12.54)
Net loss per share	$ (952.88)	$ (894.32)	$ (142.56)	$ (633.14)
Weighted average common shares outstanding	186,077	81,320	1,640,723	196,994
Other Financial Data:				
Capital expenditures	$ 86,844	$ 93,727	$ 20,731	$ 75,519
Adjusted EBITDA	(83,711)	(49,390)	31,517	65,760
Cash flows from operating activities	(118,146)	(61,161)	(59,102)	(96,715)
Cash flows from investing activities	(89,238)	(107,349)	(24,775)	(77,913)
Cash flows from financing activities	148,339	211,448	80,583	136,436

	As of December 31,		As of September 30,	
	2001	2000	2002	2001
Consolidated Balance Sheet Data:				
Cash and cash equivalents	$ 46,973	$ 106,018	$ 43,679	$ 67,826
Property and equipment, net	256,167	252,479	205,731	259,435
Total assets	568,436	602,598	288,429	587,764
Long-term debt	163,898	98,261	53,299	148,913
Stockholders' equity	350,710	438,647	116,971	389,030
Book value per share	$ 2,823.02	$ 2,250.12	$ 22.40	$ 1,953.40

10. Terms of Stock Appreciation Rights

This offer is not conditioned on any financing arrangements.

We will issue the SARs in exchange for the Options properly submitted and accepted for exchange by us. The number of SARs to be granted to each Option holder will be equal to the number of shares subject to the cancelled Options (as adjusted for the 1-for-100 reverse split of our common stock effected as part of our Plan of Recapitalization on July 9, 2002).

The SARs will be issued under our 2002 Stock Incentive Plan. We will issue a Stock Appreciation Rights Agreement to each Option holder who receives SARs. For a SAR to vest, the holder must be an employee of NuVox on the date of grant and must remain employed by NuVox until the 60th day after the date of grant. Upon the occurrence of a "liquidity event" a holder of a vested SAR will receive the payment provided in his or her SAR unless such holder is involuntarily terminated for cause or voluntarily terminates his or her employment with NuVox without good reason prior to a "liquidity event." Upon the occurrence of a "liquidity event," eligible holders of the SARs will be entitled to a payment in cash, shares of common stock and/or other securities, or a combination of cash and shares of common stock and/or other securities, in an amount determined by multiplying the number of shares of common stock with respect to which SARs were granted by the increase, if any, in the fair market value of NuVox common stock at the time of the "liquidity event" over the initial grant price of the SARs, which is $1.14 per share (subject to adjustment for any stock dividends, combinations, splits or recapitalizations). The terms of the SARs are more fully explained above under "The Plan and the SARs" beginning on page 15.

The SARs will not be eligible for trading on an automated quotations system operated by a national securities association.

The statements in this Offer to Exchange concerning the Plan, the prior plans and the SARs are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plan and the Stock Appreciation Rights Agreement, the prior plans and the forms of option agreements under the prior plans.

You may request copies of the Plan and the Stock Appreciation Rights Agreement, the prior plans, offering circulars and forms of option agreements under the prior plans from our Shareholder Relations Department at the address set forth at the end of this Offer to Exchange.

11. Conditions to the Offer

Notwithstanding any other provision of this offer, we will not be required to accept any Options submitted to us for cancellation and exchange, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any Options submitted to us for cancellation and exchange, in each case, subject to certain limitations, if at any time on or after January 14, 2003 and prior to the expiration of this offer, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, we have determined prior to the expiration of this offer that the occurrence of such event or events makes it inadvisable for us to proceed with this offer or to accept and cancel Options submitted to us for exchange:

(i) any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, is threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges this offer, the acquisition of some or all of the Options submitted to us for exchange pursuant to this offer, the issuance of the SARs, or otherwise relates in any manner to this offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries;

(ii) any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to apply to this offer or NuVox or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

- make it illegal for us to accept some or all of the Options for exchange and cancellation or to issue the SARs for some or all of the Options submitted to us for cancellation and exchange or otherwise restrict or prohibit completion of this offer or otherwise relates in any manner to this offer;

- delay or restrict our ability, or render us unable, to accept for exchange, or issue SARs for, some or all of the Options elected for exchange;

- in our reasonable judgment, materially and adversely affect the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries;

(iii) there has occurred:

- the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

- the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

- any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

- any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), income, operations or prospects of NuVox or any of our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with this offer; or

- in the case of any of the foregoing existing at the time of the commencement of this offer, a material acceleration or worsening thereof;

(iv) there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with this offer; or

(v) any change or changes occur in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of NuVox or any of our subsidiaries that, in our reasonable judgment, may adversely affect NuVox or any of our subsidiaries or that, in our reasonable judgment, make it inadvisable to proceed with this offer.

The foregoing conditions to this offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them on or prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time on or prior to the expiration date, in our discretion, whether or not we waive any other condition to this offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

12. Certain Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of Options and issuance of the SARs as contemplated by this offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or cancellation of the Options and issuance of the SARs as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of Options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this offer to accept Options tendered for exchange is subject to certain conditions, which are described in Section 11 of this Offer to Exchange.

To the knowledge of the Company, no legal proceedings relating to this offer are pending.

13. Status of Options Acquired by NuVox in the Offer; Accounting Consequences of the Offer

All Options we accept pursuant to this offer will be cancelled. The shares of NuVox common stock reserved for issuance on exercise of those Options will become available for issuance for other purposes.

The cancellation of the Options and the issuance of the SARs will have no immediate accounting effect for NuVox, since the exercise prices under the Options are in excess of the current fair market value of the shares subject to the Options, and since the initial grant price of the SARs is considered to be not less than the current fair market value of the underlying shares. To the extent that the fair market value of the common stock increases, NuVox will recognize compensation expense equal to the amount of such increase per share multiplied by the number of outstanding SARs.

14. Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange Options pursuant to this offer.

Certain of our directors or executive officers may, from time to time, contact Option holders to provide them with information regarding this offer. These directors and executive officers will not make any recommendation to any Option holder as to whether to tender their Options and will not solicit the tender of any Options. We will not compensate any director or executive officer for these services.

Fees and expenses to be incurred and paid by us in connection with this offer, are estimated as follows (assuming the exchange of 100% of the Options):

Legal Fees	$60,000
Filing Fees	$ 0.53
Miscellaneous	$999.47
Total	$61,000

15. Miscellaneous

This offer is not being made to, nor will tenders be accepted from or on behalf of, Option holders in any jurisdiction in which the making of this offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make this offer in any such jurisdiction and extend this offer to Option holders in such jurisdiction.

No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Exchange, the Stock Appreciation Rights Agreement or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information, including information required by Rule 13e-3 under the Exchange Act, with respect to this offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in "The Offer – 9. Certain Information Concerning NuVox" or by request to our Shareholder Relations Department at the address set forth at the end of this Offer to Exchange.

SCHEDULE A – DIRECTORS AND EXECUTIVE OFFICERS OF NUVOX

The following is a list of the directors and executive officers of NuVox, Inc., and for each, a description of the following: (i) current principal occupation or employment and the name, principal business and address of any corporation or organization in which the employment or occupation is conducted; and (ii) material occupations, positions, offices or employment during the past five years, giving the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on.

None of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the persons listed below is a citizen of the United States of America. Unless otherwise noted below, the business address of each of the following persons is 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017.

Executive Officers

David L. Solomon, chief executive officer, chairman and a director of NuVox, is an experienced telecommunications entrepreneur. He served as executive vice president and chief financial officer of Brooks Fiber Properties, Inc. from 1994 until its acquisition by WorldCom, Inc. in 1998. During this period, he played a major role in its capital raising and growth activities, raising more than $1.5 billion of debt and equity and completing numerous acquisitions. Prior to joining NuVox in December 1999, Mr. Solomon served as an advisor to Diveo Broadband Networks, Inc., a competitive telecommunications provider with operations throughout South America, and he also serves as a director of that company. Mr. Solomon is also an investment director and founder of Meritage Private Equity Fund, L.P., a private investment fund specializing in communications network and services companies. Prior to joining Brooks Fiber, he was a partner of KPMG LLP, where he gained more than 13 years' public company accounting and financial experience. He is a member of the American Institute and Tennessee Society of CPAs.

G. Michael Cassity, president and chief operating officer and a director of NuVox, since the TriVergent merger, became TriVergent's president and chief operating officer and a director in March 2000. He has more than 29 years of leadership experience in the telecommunications industry. Prior to joining TriVergent, Mr. Cassity served as vice president and chief procurement officer of BellSouth Corporation, vice president of network operations for BellSouth's northern states, vice president of BellSouth's strategic management unit and vice president of organization planning and development. Prior to becoming an officer at BellSouth, Mr. Cassity served in numerous positions including network operations, human resources, strategic planning, financial management, corporate and community affairs and regulatory vice president for Tennessee.

John P. Denneen, executive vice president – corporate development and legal affairs since August 1999, and secretary of NuVox since November 1998, has more than 36 years of experience in U.S. and international corporate and business law with particular emphasis on securities transactions, mergers and acquisitions, corporate finance and joint ventures. Prior to joining NuVox, Mr. Denneen was a senior partner of Bryan Cave LLP, a leading international law firm, for over 12 years, where he headed the legal teams that assisted Brooks Fiber in issuing more than $1.5 billion of debt and equity securities and completing numerous acquisitions, concluding with its $3 billion merger with WorldCom. While at Bryan Cave LLP, Mr. Denneen also represented several other competitive telecommunications providers in connection with their capital raising activities.

Ronald D. Webster, executive vice president and chief financial officer since August 2002, has an extensive background in telecommunications industry financial operations. Most recently, Mr. Webster served as Executive Vice President and CFO of o2wireless Solutions, a wireless network infrastructure services provider. Prior to o2wireless, he served as CFO and in other senior leadership positions at RCN Corporation, 21st Century Telecom Group, and Telephone and Data Systems. Mr. Webster has extensive leadership experience in developing, financing, and operating high-growth telecommunications companies.

Christopher J. Benyo, senior vice president – sales and marketing, since September 2002, has more than 20 years of sales and marketing leadership. Most recently, he served as Senior Vice President of PurchasePro, Inc., a business-to-business software company based in Las Vegas. At PurchasePro, Mr. Benyo led the domestic and international sales teams in addition to the marketing, advertising, professional services, investor relations, and customer support efforts of the company. Prior to PurchasePro, Benyo held senior management positions at BellSouth Corporation and Cable and Wireless, Inc. His career includes additional leadership experiences across a variety of other industries. Mr. Benyo is a graduate of the University of Florida.

Marguerite A. Forrest, senior vice president – human resources and administration and assistant secretary of NuVox since its founding in August 1998, brings more than 20 years of professional management, operational and technical experience in the communications industry. Prior to joining NuVox in June 1998, Ms. Forrest served as vice president and assistant secretary for Brooks Fiber. She was a member of the start-up management team since that corporation was founded in 1993, charged with the responsibilities for human resources, corporate administration and shareholder communication. Previous management and technical experience included responsibility for drafting and system design activities for Cencom Cable Associates, Group W Cablevision and Telcom Engineering, Inc.

Paul A. Pitts, senior vice president – operations, planning and engineering, joined NuVox at the time of the TriVergent merger. Before joining TriVergent in May 2000, Mr. Pitts was employed at South Central Bell, Bellcore, and BellSouth. From 1999 to 2000 he was General Manager of Network Operations for BellSouth in Upstate South Carolina. He managed a variety of functions, including installation, provisioning, maintenance, construction, Central Office operations, and engineering. Mr. Pitts also served BellSouth as Regional Director of Network Systems Support, overseeing network operating system platforms, performance contracts, and software security, and as Regional Director of Network Reliability and Systems Support, supporting the Network Reliability Centers and supervising the Regional Emergency Control Center and Disaster Recovery Operations.

Josephine Young, senior vice president – chief information officer, joined NuVox in May 2001. She has more than 20 years of leadership, project management, and quality and process improvement experience in information technology and software management. She has worked in the telecommunications, medical, financial, and aerospace industries. Ms. Young came to NuVox from Digital Access, Inc. where she was Senior Vice President/CIO. She also has held leadership positions with XO Communications, FHP Healthcare, and Southern Pacific Telecommunications. In her career, Ms. Young had successfully led many high profile, business-critical projects by building teams, creating internal partnerships, and guiding professionals in setting and achieving goals.

Non-Management Directors

James B. Fleming, Jr., a director of NuVox since December 2002, is a partner of Columbia Capital. Prior to joining Columbia Capital in 1994, he served as president of Prime Cellular, an entity involved in the operation of rural cellular markets. He is a director of Global Metro Networks, Mobile Satellite Ventures, Relera, and Western Integrated Networks and is actively involved with MindSHIFT Technologies, Netifice Communications, Neoworld, and XM Satellite Radio. His business address is Columbia Capital 201 North Union Street Suite 300, Alexandria, Virginia 22314.

Robert R. Gheewalla, a director of NuVox since December 2001, is a managing director of Goldman, Sachs & Co. responsible for its telecommunications private equity investments. He joined Goldman, Sachs & Co. in 1989 and became vice president in 1998 and a managing director in 2000. He is a director of Clearwire Holdings, Inc., Diveo Broadband Networks, Inc., GT Group Telecom Inc., IPC Acquisition Corp., New Edge Networks, Inc., and North American RailNet, Inc. His business address is Goldman Sachs & Co., 85 Broad Street, 10th Floor, New York, New York 10004.

Charles S. Houser, vice chairman of NuVox and a director since November 2000, was a co-founder and chairman of the board of directors and chief executive officer of TriVergent and has more than 20 years of experience in the telecommunications industry as an investor and a senior manager. In 1996 and 1997, Mr. Houser was a principal and co-founder of Seruus Ventures, LLC and Seruus Telecom Fund LP, both venture capital firms specializing in telecommunications companies. From 1989 to 1996, Mr. Houser was chairman and chief executive officer of Corporate Telemanagement Group, Inc., a long distance company that merged with LCI International Inc. in 1995. From 1987 to 1989, Mr. Houser was president of The Consilium Group, Inc., a venture capital firm. From 1983 to 1987, he was president and in 1986 became chief executive officer of Tel/Man, Inc., a long distance company that merged with SouthernNet, Inc., where he also served as chief operating officer. Mr. Houser serves on the board of directors of Seruus Ventures, LLC; Seruus Telecom Fund, L.P.; Teleco, Inc., a national telecommunications equipment distributor and manufacturer; iBasis, Inc., an Internet-based communications carrier;

and from 1990 until March 2000, Summit Financial Corporation, a Greenville, South Carolina-based bank holding company. His business address is 101 River Route, 11866 Magnolia Street, Magnolia Springs, Alabama 36555.

Michael R. Hannon, a director of NuVox since May 2000, is a partner of J. P. Morgan Partners, LLC, a global private equity fund with over $30 billion under management. Mr. Hannon has been affiliated with J. P. Morgan Partners and its predecessors since January 1988. His duties at J. P. Morgan Partners include being co-head of its Technology, Media and Telecommunications practice. Mr. Hannon is currently a director of Entercom Communications. His business address is J.P. Morgan Partners, 1221 Avenue of the Americas, 39th Floor, New York, New York 10020-1080.

William Laverack, Jr., a director of NuVox since December 1998, has been managing director of Whitney & Co. since 1993. Previously, Mr. Laverack held senior investment positions for Gleacher & Co., Inc. and Morgan Stanley & Co., Inc. He is a director of several companies including HOB Entertainment, Inc., Knology, Inc., NEUROMetrix, Inc., Aramiska B.V., Grande Communications, Inc. and Aqua-Chem, Inc. His business address is Whitney & Co., 177 Broad Street, 15th Floor, Stamford, Connecticut 06901.

G. Jackson Tankersley, Jr., a director of NuVox since October 2001, is founder and principal of Meritage Private Equity Funds. Prior to founding Meritage in 1998, he served as a general partner for each of the private equity partnerships of The Centennial Funds, a venture capital investing entity he co-founded in 1981. He is a director of Inflow, Ecrix and Masergy, Meritage portfolio companies. His business address is Meritage Private Equity Funds, 1600 Wynkoop, Suite 300, Denver, Colorado 80202.

Jack Tyrrell, a director of NuVox since November 2000, previously had been a director on TriVergent's board since October 1998. Currently a managing partner at Richland Ventures, Mr. Tyrrell has been a founding partner of five venture capital funds since 1985. Mr. Tyrrell has served on the boards of Regal Cinemas, Six Flags, Oxford Health Plans, Medaphis and Regent Communications and currently serves on the boards of several private companies. His business address is Richland Ventures, 200 31st Avenue North, Suite 200, Nashville, Tennessee 37203-1205.

The Letter of Transmittal and any other required documents should be sent or delivered by each Option holder to NuVox at the address, fax number and/or email address below:

NuVox, Inc.
16090 Swingley Ridge Road, Suite 500
Chesterfield, Missouri 63017
Attention: Shareholder Relations
Fax: (636) 757-0000
Email: ShareholderRelations@NuVox.com



Exhibit (a)(1)(E)

NUVOX COMMUNICATIONS

February 7, 2003

Dear Option Holder:

On January 14 we sent to you our offer to exchange Stock Appreciation Rights for your outstanding options to purchase common stock of NuVox. If you have not as yet responded, **we remind you that the exchange offer is scheduled to expire on Thursday, February 13, 2003**, unless we elect to extend the expiration date. As of today, holders of more than two-thirds of the outstanding options, including each of the members of the senior executive team (senior vice president and above), have tendered their options.

You should consider the following:

- After the adjustments which resulted from the 1-for-100 exchange ratio under our plan of recapitalization which became effective on July 9, 2002, the exercise prices under our outstanding options range from **$59 to $1,356 per share**. We believe that there is no reasonable likelihood that the fair market value of our common stock will exceed $59 at any time during the remaining terms of the options.
- Each SAR which would be issued to employees in exchange for outstanding options would entitle them, upon the occurrence of a specified liquidity event and subject to the conditions of the SAR agreement, to receive payment in cash and/or securities based upon the increase, if any, in the fair market value of our common stock over the initial grant price of the SARs, which is **$1.14 per share**. We believe that it is far more likely that employees will receive a financial benefit from these SARs than from our currently outstanding options.
- **If you take no action, you will retain your current options, and will not receive SARs in this exchange offer.**

The purpose of our offer is twofold: (1) to provide our employees a performance incentive that has greater potential value than the deeply out-of-the-money options they currently hold; and (2) to reduce the number of option holders below 300 to enable NuVox to avoid the considerable time, effort and expense of continued compliance with the SEC public company reporting obligations. We plan to issue additional equity incentives to employees under our 2002 Stock Incentive Plan following suspension of our SEC public company reporting obligations.

In order to exchange your options for an equal number of SARs, you must complete and sign the Letter of Transmittal which accompanied the offer to exchange, in accordance with its instructions, sign the signature agreement to your Stock Appreciation Rights Agreement which also accompanied the offer to exchange, and deliver those documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. **We must receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003, unless the offer is extended.**

Enclosed is an updated copy of the exchange offer documents.

If you have any questions about the exchange offer, please contact us at the address for Shareholder Relations indicated above.

Sincerely,

David L. Solomon
Chairman and CEO

Script of presentation for informational conference calls with option holders held on February 3 and 4, 2003

Good afternoon to all of you, and thank you for talking a few minutes of your time to participate in this forum call. My intent today is to clarify for you the purpose and the mechanics of the SAR Exchange Offer for which you should have already received notification and documentation from our Shareholder Relations team. I will begin by providing you with an overview of the exchange offer and information regarding SARs; and will then open the call up to questions.

The purpose of the exchange offer is twofold:

First, it is the desire of both your management team and the Board of Directors to replace our substantially valueless options with an equity incentive with a greater potential value.

As you will recall in August 2002, NuVox completed a re-capitalization of its financial structure, and pursuant to that re-capitalization a 1-for-100 reverse stock split was effected. This reverse stock split applied to shares of common stock and the options to purchase shares of common stock.

The mechanics of a 1-for-100 reverse stock split work in the following manner: the number of shares is divided by 100; the price is multiplied by 100.

As an example – if you held 100 options with an exercise price of $.59 pre-recapitalization, you now hold 1 option with an exercise price of $59.00. If you held 1000 options at $4.00 prior to the re-capitalization you now hold 10 with a $400.00 exercise price. As you can see from these examples, the exercise prices attached to the options are significantly higher than the current value of NuVox common stock; and these out of the money options we hold have very little to no chance of providing us with any value.

And so the exchange offer has been made to alleviate this circumstance.

NuVox is offering to exchange existing options for SARs (Stock Appreciation Rights) which are granted under the NuVox 2002 Stock Incentive Plan. The exchange is on a one for one basis, one SAR for each option.

It's the use of <u>Stock Appreciation Rights</u> (rather than other options) as the security in the exchange, which brings us to the second purpose for this exchange offer.

Although NuVox is a private company, we have been an SEC reporting company since the merger with TriVergent in 2000 due in fact to the large number of Shareholders and Option holders. We intend by this exchange offer to reduce the number of Option holders below 300, which we believe will enable us to be relieved of this reporting obligation in the future. The Board believes that the savings of time and expense that will result from the relief of this obligation is significant.

Let me spend just a few moments discussing SARs. A SAR is not an option, but has some similarities. Like an option, a SAR has a vesting schedule attached to it; and like an option, a SAR is granted by action of the Board of Directors and is intended to provide an equity incentive for employees of the company. At the time of grant a SAR is assigned a per share grant price. The grant price is a calculation of the value of a share of common stock based upon the current valuation of NuVox.

A SAR, once vested, entitles the holder to receive payment in cash (or in shares of our common stock or other security) upon the occurrence of a liquidity event. A liquidity event being

> 1 - a change in control
>
> 2 - an initial IPO
>
> 3 - a dissolution of the company

A SAR does not require any investment by the employee; as compared to an option, which once vested, must be exercised (purchased) by the employee for any value to be imparted.

The value of the payment is determined by multiplying the number of vested Stock Appreciation Rights by the increase in the per share value of the common stock. For example, you are granted SARs at $1.14 per share. A liquidity event occurs; 100 of your SARs are vested; the value of the common stock at that time is $5 share. The difference between the $5 valuation and your grant price of $1.14 is $3.86, which when multiplied by 100 (your vested SARs) is $386. That is the amount of the payment you would receive.

This exchange offer is just that – an offer. It is not mandatory that you participate in this exchange. However, once this offer ends (currently scheduled for February 13), you will have no further opportunity for such an exchange of your out of the money options.

If you choose not to exchange your options they will remain unchanged and will retain their existing terms and exercise prices.

Should you decide to participate in the exchange offer, you must exchange all of your outstanding options. You may not exchange just a portion of your options. This exchange offer applies to both vested and non-vested options.

The SARs you receive in exchange for your options will vest 60 days from date of grant. The vested SARs will remain yours as long as you remain employed by the company. Should your employment terminate prior to a liquidity event due to an involuntary termination, without cause, the vested SARs will remain in effect. However, should you voluntarily terminate your employment with NuVox, these Stock Appreciation Rights will be forfeited.

Should you desire to participate in this Exchange Offer please review the documents describing this offer in detail. These documents were emailed to you from Shareholder Relations on January 14th. You also have received a statement of options, outlining your as converted option grants, which was mailed to your home address on the same date.

Once you have reviewed the Exchange Offer documents, and have made a decision to participate, you need only to complete and sign page 1, titled Letter of Transmittal, using the information on your Statement of Options; and sign the Stock Appreciation Rights Agreement Signature Page as Awardee. You must return these two pages to Shareholder Relations. You may fax them to 636-757-0000, or you may send them by mail or interoffice mail to Shareholder Relations at NuVox, 16090 Swingley Ridge Road, Suite 500, Chesterfield MO 63017. Remember these documents must reach Shareholder Relations by February 13, 2003. You will get an email confirmation that your documents have been received.

Subsequent to the completion of this Exchange Offer, NuVox will be granting additional SARs to all eligible employees (except for Directors and above who will receive stock options). The process for the granting of SARs will be much the same as the process that was used for the granting of Options. All full time employees, upon completion of 6 months of service, will be eligible for a grant. Grants will be made on a quarterly basis. The amount one is granted will be determined by his/her position in the company. The management team, working with the Compensation Committee of the Board of Directors, has determined grant levels for each job title and the head of your department has had the opportunity to review and approve the grant levels. Grants will vest over a four year period, 1/48th for each month of continuous service. The initial grants that will be made to current employees will take into consideration years of service by vesting a percentage immediately. For those with greater than 2 years of service as of December 31, 2002, 25% of their grant will be vested. For those with more than one year of service, but less than 2 years, 10% of their grant will be vested. The remainder will vest 1/48th per month of continuous service. No immediate vesting will apply to anyone with less than one year of service as of December 31, 2002.

Currently, the grant of a Stock Appreciation Right or Stock Option is not a taxable event to the employee. Any payment made pursuant to the Stock Appreciation Right following a liquidity event, however, is taxable as ordinary income. Taxable income may also be realized upon exercise of a stock option.

I will be happy now to open it up to questions. I will attempt to answer any questions you may have regarding the Exchange Offer or Stock Appreciation Rights in general.

Q & A

Well that seems to be the extent of the questions today.

A final reminder, should you want to participate in the Exchange Offer, please review the Exchange Offer documents, return the completed and signed <u>Letter of Transmittal,</u> using the information on your Statement of Options; and the <u>Stock Appreciation Rights Agreement Signature Page</u> to Shareholder Relations by fax or mail as soon as possible. The offer expires February 13, 2003.

Should you have any other questions or need assistance with the exchange please contact me at 636-537-5744 or Janet Wendel at 636-537-5712.